Banco Santander Chile



Management Commentary
As of March 31, 2023

Contents



Important information

Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: This document was approved for disclosure by the Bank's Audit Committee on April {}, 2023. This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences. Please refer to our 2022 20-F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key information

Summary of results

Dividend payout of 60% of 2022 earnings approved

In our Ordinary Shareholders' meeting held on April 19, 2023, the distribution of 60% of 2022 earnings was approved. This is a dividend per share of Ch$2.57469221 and represent a dividend yield of 6.8%.

Furthermore, in the same meeting, our Shareholders elected our Board of directors. 5 of the 9 board members and our 2 alternate board members are classified as independent and 4 of 9 directors elected are female and now represent 44% of the Board, a big advance in equality at our Board level.

Net income attributable to shareholders in 3M23 decreased 42.4% YoY, (Ch$0.72 per share and US$ 0.36 per ADR) with the Bank's ROAE in 3M22 reaching 13.3%. Compared to 4Q22, net income attributable to shareholders in 1Q23 increased 33.3% YoY, (Ch$0.72 per share and US$ 0.36 per ADR) with the Bank's ROAE improving from 10.1% in 4Q22 to 13.3% in the quarter. Our business segments continue to grow solidly with our corporate activities affected by the impact of higher interest rates on our cost of funding and the carry of lower rate interest earning assets. Fees continue to grow strongly while costs have remained controlled.

Launch of Chile First: Más Lucas, Work/Café Expresso and a specialized service model for companies

In March 2023, Roman Blanco, CEO and Country Head, publicly launched the strategy for 2023-2026, unveiling the first three revolutionary projects for 2023.

The first initiative presented was "Más Lucas", the first 100% digital on-boarding interest-bearing sight and savings account for the mass market. This product will not charge maintenance or transaction fees. In this way, "Más Lucas" responds to Santander's commitment to financial inclusion, by granting people access to new financial products.

Another of the great novelties presented at "Chile First" was Work/Café Expresso, our new transaction centers with cashier or self-service services, a service desk, embossers for card printing and lockers for product delivery. Thus, Santander responds to another of the great challenges of the industry: customer service experience in branches.

During the meeting, the new specialized business service model in the Middle-Market of corporates was announced, with a special focus on the agricultural, automotive and "Multi-Latina" companies (Middle-market clients seeking to internationalize), which is based on two pillars: expert advice and financial solutions tailored to their needs.

Key financial information

Balance Sheet (Ch$mn)	Mar-23	Dec-22	% Variation
Total assets	69,505,768	68,164,603	2.0%
Total gross loans[1]	39,117,909	38,871,708	0.6%
Demand deposits	13,806,513	14,086,226	(2.0%)
Time deposits	14,265,830	12,978,790	9.9%
Total shareholders' equity	3,920,676	4,128,808	(5.0%)

Income Statement (YTD)	Mar-23	Mar-22	% Variation
Net income from interest and readjustment	276,881	427,466	(35.2%)
Net fee and commission income	129,935	97,147	33.8%
Net financial results	77,371	56,858	36.1%
Total operating income[2]	489,203	582,152	(16.0%)
Operating expenses[3]	(217,327)	(219,889)	(1.2%)
Net operating income before credit loss expenses	271,876	362,263	(25.0%)
Credit loss expenses	(114,249)	(71,447)	59.9%
Net operating income before income tax	157,627	290,816	(45.8%)
Income attributable to shareholders	135,683	235,743	(42.4%)

1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.

Key indicators (non-accounting financial information)

Profitability and efficiency	Mar-23	Mar-22	Variation bp
Net interest margin (NIM)[1]	2.2%	3.7%	(147)
Efficiency ratio[2]	44.4%	37.8%	665
Return on avg. equity[3]	13.3%	25.6%	(1,233)
Return on avg. assets[4]	0.8%	1.5%	(74)
Return on RWA[5]	1.4%	2.6%	(115)
Asset quality ratios (%)	**Mar-23**	**Mar-22**	**Variation bp**
NPL ratio[6]	1.9%	1.2%	66
Coverage of NPLs ratio[7]	185.5%	278.6%	(9,316)
Cost of credit[8]	1.2%	0.8%	42
Capital indicators	**Mar-23**	**Mar-22**	**Variation**
Risk-weighted assets	38,386,948	36,483,249	5.2%
Core capital ratio[9]	10.5%	10.4%	3
Tier I ratio[10]	1.9%	2.5%	(55)
Tier II ratio[11]	4.6%	3.9%	69
BIS ratio[12]	17.0%	16.8%	18

Clients and service channels	Mar-23	Mar-22	Variation %
Total clients	3,720,147	4,183,188	(11.1%)
Active clients	2,174,818	2,060,430	5.6%
Loyal clients[13]	831,953	830,674	0.2%
Digital clients[14]	2,001,980	1,996,386	0.3%
Branches	278	324	(14.2%)
Employees	9,477	9,854	(3.8%)
Market capitalization (YTD)	**Mar-23**	**Mar-22**	**Variation %**
Net income per share (Ch$)	0.72	1.25	(42.4%)
Net income per ADR (US$)	0.36	0.64	(43.2%)
Stock price (Ch$/per share)	35.25	44.31	(20.4%)
ADR price (US$ per share)	17.83	22.59	(21.1%)
Market capitalization (US$mn)	8,400	10,661	(21.2%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
3. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
4. Accumulated Shareholders' net income annualized, divided by annual average assets.
5. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
6. Capital + future interest of all loans 90 days or more overdue divided by total loans.
7. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21, Ch$30,000 million established in 3Q21, Ch$ 60,000 million established in 4Q21 and the C$ 35,000 million established in 3Q22.
8. Provision expense annualized divided by average loans.
9. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
10. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
13. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
14. Clients that use our digital clients at least once a month.

Section 2: Overview of the Bank

Competitive position

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 278 branches and digital platforms. Our headquarters are in Santiago, and we operate in every major region of Chile.

Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance.

Market share[1]	Santander	Ranking among Peers[2]
Total loans	17.3%	1
Commercial loans	14.7%	2
Mortgage loans	21.0%	1
Consumer loans	19.0%	1
Demand deposits	21.6%	1
Time deposits	13.2%	4
Current accounts (#)	27.9%	1
Credit card purchases ($)	23.5%	1
Branches (#)	17.4%	2
Employees (#)	16.2%	4
Indicators[1]	**As of Feb. 2023**	
Efficiency ratio	45.4%	3
ROAE (12M average)	18.9%	3
ROAA	1.1%	3

1. Source: FMC, as of Feburary 2023, current accounts, credit card purchasesas of January 2023 and credit card purchases are the last twelve months up to October 2022. Branches and employees as of February 2022.
2. Peers: Banco de Chile, BCI, Banco Estado, Itau and Scotiabank

Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A2 rating from Moody's, A- from Standard and Poor's, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. All our ratings as of the date of this report have a Stable Outlook. As of March 2023, 2023, we employed 9,477 people.

As of March 31, 2023, we had total assets of Ch$ 69,505,768 million (U.S.$ 87,500 million), outstanding loans (including interbank loans) at amortized cost, net of allowances for loan losses of Ch$ 38,066 million (U.S.$ 47,922 million), total deposits of Ch$ 28,072,343 million (U.S.$ 35,340 million) and shareholders' equity of Ch$ 3,920,676 million (U.S.$ 4,936 million). The BIS capital ratio as of March 31, 2023, was 17.0%, with a core capital ratio of 10.5%.

For more information on the constitution of our business please see Section 2 of our Management Commentary for 1Q22.

Operating environment

All of our operations and substantially all of our customers are located in Chile. Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile.

In 2022 GDP grew 2.4% slightly below our expectations in the fourth quarter. The primary difference stemmed from the downward statistical adjustment in the last quarter due to financial fees paid abroad by Latam to exit its reorganization process. This adjustment was fully reversed in the January Imacec (monthly economic activity index). The latest figures suggest that the economy remains in an adjustment phase that will continue in the coming months before seeing an upturn in the year's second half. Consequently, we project GDP to fall by 0.25% in 2023. In 2024 we would return to the trend.

Employment continued to grow in February, although it maintains a significant gap with respect to historical levels. The labor force also increased, raising the unemployment rate to 8.4%.



CPI (12 months)
15
10
5
0
Mar/20
Jun/20
Sep/20
Dec/20
Mar/21
Jun/21
Sep/21
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Mar/23

During the quarter CPI data showed a decrease and the UF variation in the 1Q23 reached 1.3%. We expect a sharp decline this year, compared to the 13.3% UF variation in 2022, bringing the CPI to a level around 5%.

The exchange rate also strengthened during the quarter, closing at around Ch$800/US$. Going forward, we anticipate that the value of the currency will depreciate moderately, reaching levels around $825 by the end of the year. This, to the extent that the price of copper and the global dollar tend towards their long-term values. This scenario assumes that there will be no new massive injections of liquidity into the economy. In particular, that the project for a "sixth withdrawal" is not approved in Congress.



MPR
15
10
5
0
Mar/21
May/21
Jul/21
Sep/21
Nov/21
Jan/22
Mar/22
May/22
Jul/22
Sep/22
Nov/22
Jan/23
Mar/23

The monetary policy rate (MPR) has reached its maximum on October 2022 at 11.25% and the Central Bank has maintained that level since. The first cut on rates are expected to start on the third quarter when the Central Bank has certainty and enough data that CPI is moving towards their objective. With all we expect that the MPR will end 2023 at 7.75%.

Below a summary of our macroeconomic forecasts:

Summary of economic estimates:

	2020	2021	2022	2023 (E)	2024 (E)
National accounts					
GDP (real var. % YoY)	-6.0%	11.7%	2.4%	-0.25%	2.5%
Internal demand (real var. % YoY)	-9.3%	21.6%	2.3%	-4.2%	3.2%
Total consumption (real var. % YoY)	-7.2%	18.2%	3.1%	-2.9%	1.8%
Private consumption (real var. % YoY)	-8.0%	20.3%	2.9%	-3.7%	1.7%
Public consumption (real var. % YoY)	-4.0%	10.3%	4.1%	0.8%	2.1%
Gross fixed capital formation. (Real var. % YoY)	-9.3%	17.6%	2.8%	-4.2%	1.1%
Exports (real var. % YoY)	-0.9%	-1.4%	1.4%	1.3%	1.4%
Imports (real var. % YoY	-12.3%	31.8%	0.9%	-9.2%	3.5%
Currency and Exchange Market					
CPI Inflation	3.0%	7.2%	12.6%	4.7%	3.0%
UF Inflation	2.7%	6.6%	13.3%	5.0%	3.2%
CLP/US$ exchange rate (year's exercise)	711	852	875	825	835
Monetary policy rate (year's exercise, %)	0.5%	4.0%	11.25%	7.75%	4.25%
Labor market					
Unemployment (%)	10.3%	7.2%	7.9%	8.2%	7.5%
Fiscal policy					
Public expenditure (real var. % YoY)	11.0%	31.6%	-24.0%	4.0%	3.0%
Central Government balance (% GDP)	-7.3%	-7.7%	1.3%	-2.5%	-2.7%

(E) Banco Santander Chile estimates

Constitutional Convention

After the referendum was held in September 2022 that resulted in the rejection by voters of the proposed constitution, a new political agreement to start a new constitutional process was announced in December 2022 and approved in January 2023. This has led to a moderation of internal political uncertainty.

The new Constitutional agreement that was signed by the different political parties, entails writing a new constitution, but with a defined framework of main ideas that the new constitution should include. There will be a Constitutional council of 50 people plus indigenous representatives, an expert commission of 24 people and a technical commission of 14 people. Both commissions appointed by the Senate and the Lower house.

The timeline of the new constitutional process started in January, with the appointment of the expert committees. Then on May 7, the council will be elected and the new text is expected to be ready by November 2023. Finally, there will be a referendum with mandatory participation on December 17, 2023, to accept or reject this new draft.


Constitutional Agreement
Constitutional Council
50
+ Indigenous Representatives
• Parity between men and women
• Indigenous representation proportional to their vote
• Elected by direct and mandatory vote
Expert Commission
24
• 12 appointed by the Senate and 12 by the lower house in proportion to the representation of each party.
• Approved by 4/7
Technical Commission
14
• Appointed by the Senate based on the lower house proposal
• Approved by 4/7
January 2023
• Expert appointment
• Prepare constitutional proposal
May2023
•Council Election
•Expert committee proposals are approved by 3/5 or rejected by 2/3
•Otherwise: mixed commission
November 2023
• Delivery of the constitutional draft
December 2023
• Exit plebiscite with mandatory vote
Technical commission endorses that proposals are consistent with main ideas

Tax reform

The Chilean Finance Ministry presented a tax reform proposal that was presented to Congress in July 2022, but raised several criticism and doubts from both the private and the political sectors, in particular, regarding to those aspects that could impact the country`s competitiveness and investment levels. The proposed reform was rejected on March 2023.

The proposal was based on four legislative initiatives: (i) Restructure income tax system: introduce a semi-dual system for corporate income tax to further de-coupling the taxation of companies from the taxation of shareholders; increase the tax rates for higher income individuals; introduce a new wealth tax and a new capital income regime (ii) Reducing tax exemptions: elimination of loopholes that facilitates tax avoidance and strength ability to combat tax evasion; (iii) Mining royalty: a two-component tax considering a basic ad-valorem tax and profitability tax with higher sliding-scale rates for copper producers; and (iv) Corrective taxes: to foster ESG programs and regional development.

The government expected to collect US$12.000 million (4.1% of GDP) with this reform to fund social expenditure.

Pension reform

In November 2022, the Chilean government presented a new bill for pension reform to Congress. The new proposal creates a Mixed Pension System, maintains the individual capitalization system and complements it with a contributory pillar with social security logic. The 6% additional contribution charged to the employer is allocated to social security, whose benefits are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among people.

Also, a new institutional structure is created where public and private entities coexist. The Executive has proposed the creation of the Autonomous Pension Administrator, which will be in charge of the collection of individual and social security contributions, pension payments and other operational functions. In addition, there will be a public institution that, together with private institutions, will take charge of the financial management of the pension funds. People will have the right to choose which type of institution invests the individual capitalization savings.

Additionally, all pensions will be paid out as annuities and the programmed withdrawal option will be eliminated. Lastly, the Universal Guaranteed Monthly Pension (PGU) will be increased to Ch$250,000/month (US$300). This bill has yet to be approved by Congress.

Interchange fees

In February 2023 the Committee for the Fixing of the Interchange Rate limits proposed new limits to the interchange fees. These were approved in April 2023, and their implementation will be gradual.

Type of card	Current rate	In 6 months (Nov-23)	In 18 months (Nov-24)
Debit card	0.6%	0.5%	0.35%
Credit card	1.48%	1.14%	0.80%
Prepaid cards	1.04%	0.94%	0.80%

New Fogape Apoya Chile (Fogape Support Chile)

New state guarantees for micro, small and medium companies for working capital, investment and refinancing of debt. This program is available until December 31, 2023 and could potentially support up to 60 thousand companies who are in vulnerable sectors such as tourism, cultural activities, agriculture and construction.

New FOGAES

Banco Santander Chile will be participating in the new FOGAES loans. The objective of the new special guaranteed fund (FOGAES) launched in April 5th by the government, is to support families in obtaining a mortgage loan for the purchase of their first home, within the framework of the Government's measures for the economic security of families in the country. This will also contribute to the reactivation of the sector.

The Fogaes Law involves an initial fiscal contribution of 50 million dollars and is made up of two programs that will last 12 months: the Housing Support guarantee program and the construction support program.

The Housing Support program is intended to facilitate access to mortgage loans to buy a home for the first time. This program establishes that financial institutions can provision between 80% and 90% of the value of the home with the same parameter used for 80% of the value. With the above, it aims to reduce the cost of financing granted by the financial institution.

The Fogaes Construction Support program is intended to support access to financing for companies in the real estate and construction sectors. The requirements to access the construction support program are:

- Have annual sales over UF100,000 and up to UF1,000,000.
- Have at least one transfer corresponding to an activity on the list defined in the regulations.

Regulation and supervision

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non-banking financial institutions, such as Cooperatives, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded.

For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22.
For more information on the General Banking Law click here.
For more information about the FMC, see the following website: www.cmfchile.cl
For more information on the Central Bank, see the following website: www.bcentral.cl

Section 3: Segment information

Segment information is based on financial information presented to upper management and the Board. The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents. The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect the organizational and management structures. Top management reviews internal information based on these segments to assess performance and allocate resources.

% of loans
% of net results from operating segments

Description of segments

Retail Banking (Individuals and SMEs)


70%
43%

This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$3,000 million (U.S.$3.5 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.

Middle-market


22%
29%

This segment serves companies and large corporations with annual sales exceeding Ch$3,000 million (U.S.$3.5 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate Investment Banking (CIB)


8%
29%

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.6 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage and insurance brokerage. This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as foreign exchange services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and manages the Bank's trading fixed income portfolio.

Corporate Activities ("Other")

This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk, liquidity risk and capital levels. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available-for-sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income. In addition, Corporate Activities encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

Results by segment

As of March 31, 2023

Accounting financial information:

(Ch$ million)	Retail Banking	Middle market	CIB	Total Business sub-segments	Corporate Activities	Total
Net interest income[1]	330,450	117,737	62,536	510,723	(233,842)	276,881
Change YoY	16.9%	25.0%	85.2%	24.4%	--%	(35.2%)
Net fee and commission income	95,020	16,828	11,722	123,570	6,365	129,935
Change YoY	28.6%	6.3%	46.4%	26.4%	(1199.7%)	33.8%
Total financial transactions, net	10,224	7,757	56,720	74,701	2,671	77,372
Change YoY	12.5%	70.6%	35.3%	34.4%	107.4%	36.1%
Core revenues	**435,694**	**142,322**	**130,978**	**708,994**	**(224,806)**	**484,188**
Change YoY	**19.2%**	**24.2%**	**56.5%**	**25.7%**	**(1373.8%)**	**(16.7%)**
Provision for loan losses	(113,075)	(5,288)	1,416	(116,947)	2,698	(114,249)
Change YoY	**69.3%**	**2.0%**	**(596.4%)**	**61.8%**	**224.8%**	**59.9%**
Net operating profit from business segments	**322,619**	**137,034**	**132,394**	**592,047**	**-222,108**	**369,939**
Change YoY	**8.0%**	**25.3%**	**58.7%**	**20.4%**	**(1302.0%)**	**(27.5%)**
Operating expenses[2]	**(158,954)**	**(25,593)**	**(22,597)**	**(207,144)**	**(3,414)**	**(210,558)**
Change YoY	**5.5%**	**5.1%**	**6.2%**	**5.6%**	**(14.2%)**	**5.2%**
Net contribution from business segments	**163,665**	**111,441**	**109,797**	**384,903**	**(225,522)**	**159,381**
Change YoY	**10.5%**	**31.1%**	**76.7%**	**30.3%**	**(1655.3%)**	**(48.6%)**

1. Includes net income from interest and readjustments
2. Includes personnel expenses, administrative expenses and depreciation.

Retail banking

Accounting financial information:

ACTIVITY

Ch$ million	Mar-23	Mar-23/ Mar-22	QoQ
Loans	27,368,553	6.1%	1.1%
Deposits	13,574,181	-8.2%	0.1%

LOANS COMPOSITION



Mass income
1%
Middle income...
SMEs
13%
High income
67%

RESULTS

Ch$ million	Mar-23	YoY	1Q23	QoQ
Net income from interest and readjustments	330,450	16.9%	330,450	17.2%
Fees	95,020	28.6%	95,020	30.8%
Financial transactions	10,224	12.5%	10,224	22.8%
Total income	**435,694**	**19.2%**	**435,694**	**20.1%**
Provisions	-113,075	69.3%	-113,075	59.1%
Net operating income	**322,619**	**8.0%**	**332,843**	**14.0%**
Expenses	-158,954	5.5%	-158,954	-0.4%
Net contribution	**163,665**	**10.5%**	**163,665**	**23.8%**

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers with the highest levels of client service and through an efficient and productive phygital distribution strategy. 86% of loans to individuals go to high-middle income earners, yet the Bank has an innovative strategy for mass income.

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. The total number of Life clients as of March 2023 increased 17.3% YoY and in the first quarter 2023 Life opened 47,784 current accounts reaching a total of 1,145,750 clients. Santander Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

Also, with the objective on continuing to our commitment on financial inclusion, we launched "Más Lucas" the first 100% digital on-boarding interest-bearing sight and savings account for the mass market. This product does not charge any maintenance or transaction fees, on the other hand, the sight account pays a fixed rate on a monthly basis in respect to the balance maintained in the account.

Retail Banking loans grew 6.1% YoY and 1.1% compared to the previous quarter. Mortgage loans continued to increase 1.9% QoQ, driven by the increase in the value of the UF (which increased 1.3% QoQ), while the origination

of new mortgages is very low as a result of high rates and high inflation. Consumer loans continue to increase but a lower pace. Auto loans, credit cards and other consumer loans increased 0.9%, 1.3% and 1.1% respectively in the quarter. The foregoing is offset by a drop in loans to SMEs.

On the other hand, deposits in this segment decreased 8.2% compared to March 31, 2021, and a slight increase of 0.1% QoQ. Demand deposits continue to fall as a result of a switch to higher yielding time deposits and consumption of the excess liquidity following the strong inflow during the pandemic due to state aid and withdrawals from pension funds.

Results:

The net contribution of retail banking increased 10.5% YoY. The margin increased 16.9% YoY due to a better mix of funding and loan growth. Fees in this segment strongly increased by 28.6% YoY, led by card fees due to higher usage and an increased customer base, as well as fees generated by Getnet. Provisions increased 69.3% YoY, not including additional provisions, due to the growth of the portfolio in the year, slowing economic growth and the normalization of asset quality of our retail loans after historically low levels of non-performing loans due to the increase in liquidity of our clients during the pandemic. Operating costs increased in a controlled manner by 5.5% YoY as the Bank continues its digital transformation, generating greater operating efficiencies.

Compared to 4Q22, the net contribution of retail banking increased 23.8% QoQ. The margin increased by 17.2% QoQ mainly due to higher spreads earned on demand deposits. Commissions in this segment increased 30.8% in the quarter as a result of higher card fees, the consolidation of Getnet and higher insurance brokerage fees. Provisions increased 59.1% QoQ, which do not include additional provisions, due to portfolio growth in the year and the normalization of asset quality for loans in this segment after historically low levels of the NPL portfolio during recent periods as described above. Operating costs decreased 0.4% QoQ despite inflationary pressures, due to efficiencies generated by the reduction of branches and the creation of new Work Cafes.

Middle market

Accounting financial information:

ACTIVITY

Ch$ million	Mar-23	Mar-23/ Mar-22	QoQ
Loans	8,555,611	0.5%	-1.0%
Deposits	6,170,090	-1.0%	1.0%

RESULTS

Ch$ million	Mar-23	YoY	1Q23	QoQ
Net income from interest and readjustments	117,737	25.0%	117,737	18.0%
Fees	16,828	6.3%	16,828	0.4%
Financial transactions	7,757	70.6%	7,757	21.5%
Total income	**142,322**	**24.2%**	**142,322**	**15.8%**
Provisions	(5,288)	2.0%	(5,288)	-80.2%
Net operating income	**137,034**	**25.3%**	**144,791**	**50.6%**
Expenses	(25,593)	5.1%	(25,593)	-0.4%
Net contribution	**111,441**	**31.1%**	**111,441**	**57.3%**

Business activity:

The loan portfolio of this segment grew 0.5% YoY, driven by greater economic activity, the positive translation gains from loans denominated in UF. In the first quarter of the year these trends shifted with a slowdown in activity and an appreciation of the peso compared to 4Q22. Deposits decreased 1.0% YoY, due to the high liquidity levels that these customers had in 2021. During the 1Q23, deposits increased 1.0% QoQ mainly in time deposits, due to high rates. The main strategic objective of this segment is to focus on the client's total profitability, in lending and non-lending activities. Green financing has also been a focus, with Ch$ 230 billion in green loans disbursed up to the end of 2022.

Results:

Net contribution from the Middle Market increased 31.1% YoY, with an increase in total revenues of 24.2% due to a 25.0% growth in net interest income as a result of a better loan and deposit spread and volume growth. Additionally, commissions increased by 6.3% in line with the greater activity of clients in payments and foreign trade, as well as leasing, factoring and structuring of operations. Provisions in this segment increased 2.0% YoY due to higher risk in sectors such as construction. Expenses increased 5.1% mainly due to higher technological expenses that are affected by the depreciation of the Chilean peso.

In the quarter, Middle Market net contribution increased 57.3% QoQ, due to lower provision expense of 80.2% QoQ because of an increase in provisions in the construction sector during the 4Q22. Operating expenses decreased 0.4% QoQ due to lower administration expenses product of the appreciation of the Chilean peso in the quarter.

Corporate Investment Banking (CIB)
Accounting financial information:

ACTIVITY

Ch$ million	Mar-23	Mar-23/ Mar-22	QoQ
Loans	2,943,347	30.2%	-1.2%
Deposits	7,508,120	24.9%	13.1%

RESULTS

Ch$ million	Mar-23	YoY	1Q23	QoQ
Net income from interest and readjustments	62,536	85.2%	62,536	75.2%
Fees	11,722	46.4%	11,722	23.1%
Financial transactions	56,720	35.3%	56,720	44.5%
Total income	**130,978**	**56.5%**	**130,978**	**55.1%**
Provisions	1,416	-596.4%	1,416	-145.7%
Net operating income	**132,394**	**58.7%**	**189,114**	**132.5%**
Expenses	(22,597)	6.2%	(22,597)	-12.4%
Net contribution	**109,797**	**76.7%**	**109,797**	**97.6%**

Business activity:

During the quarter, the demand for loans slowed with a decrease in factoring loans to our corporates, while compared to March 2022, demand for foreign trade loans and leasing has increased. Lower inflation in the quarter also contributed to lower loan book growth.

Deposits increased 24.9% as of March 31, 2023 compared to March 31, 2022 due to higher demand for time deposits in CLP considering higher rates. Compared to 4Q22, time deposits continued to grow which demand deposits fell.

Results:

Total income from this segment increased 76.7% YoY and increased 97.6% QoQ driven by an overall increase in business from this segment. Net income from interest and readjustments increased 85.2% YoY and 75.2% QoQ due to the increase in loans, particularly foreign trade, and a better margin from its financing sources. Also noteworthy is the year-on-year increase in customer treasury income of 35.3% YoY and 44.5% QoQ and 46.4% YoY and 23.1% QoQ in commissions in line with this segment´s focus on non-lending income. Provisions decreased due to a decrease in Stage 1 loans and better loan recoveries in the quarter. Expenses decreased 12.4%QoQ mainly due to depreciation of the Chilean peso compared to 4Q22, reducing expenses in technology. Compared to 1Q22, expenses increased 6.2% due to higher amortization of technology and administrative costs.

Corporate center / Financial Management

Accounting financial information:

RESULTS				
Ch$ million	Mar-23	YoY	1Q23	QoQ
Net income from interest and readjustments	(233,842)	(1480.5%)	(233,842)	66.5%
Fees	6,365	(1199.7%)	6,365	(32.1%)
Financial transactions	2,671	107.4%	2,671	(10.2%)
Total income	**(224,806)**	**(1373.8%)**	**(224,806)**	**75.5%**
Provisions	2,698	224.8%	2,698	-116.5%
Net operating income	**(222,108)**	**(1302.0%)**	**(219,437)**	**51.9%**
Expenses	(3,414)	(14.2%)	(3,414)	-49.0%
Net contribution	**(225,522)**	**(1655.3%)**	**(225,522)**	**49.2%**

Results:

The Bank's results from corporate activities and ALM contributed with a loss of Ch$-226 billion to results in the three-month period ended March 31, 2023. This was mainly due to a lower margin. During the period we received lower income from interest and readjustments due to an increase in the cost of funding managed by the ALCO as short-term rates increased and the lower carry earned over the held to collect investment portfolio. The held to collect portfolio mainly includes Central Bank bonds held as collateral by the Central Bank against the FCIC financing lines that were offered to banks during the pandemic to keep loan growth flowing. Both the collateral and the FCIC lines come due in 2024.

Compared to 4Q22, the net loss of the corporate center increased 49.2% as the high rates and lower inflation continued to pressure our margins in the quarter.

Section 4: Balance sheet and results

Balance sheet

Loan growth led by consumer loans

Total loans increased 0.6% QoQ and increased 6.2% from March 31, 2022. The increase in loans in the quarter is mainly driven by the retail segment, especially mortgages and consumer loans. Approximately 20% of our commercial loan portfolio is denominated in foreign currency, mainly US dollars, especially in the Middle Market and CIB segment. The appreciation of the peso in the quarter resulted in a translation loss for these loans in 1Q23.

Accounting financial information:

Loans by segment

		YTD		Change %	
(Ch$ million)	Mar-23	Dec-22	Mar-23	Mar-23/Mar-22	Mar-23/Dec-22
Consumer loans	5,340,598	5,282,812	5,023,362	6.3%	1.1%
Santander Consumer (auto)	895,226	887,555	794,451	12.7%	0.9%
Credit Cards	1,563,942	1,544,176	1,293,942	20.9%	1.3%
Other consumer loans	2,881,429	2,851,081	2,934,970	(1.8%)	1.1%
Residential mortgage loans	16,029,868	15,729,010	14,158,430	13.2%	1.9%
SME	3,576,108	3,688,979	4,645,806	(23.0%)	(3.1%)
Retail banking[1]	**27,368,553**	**27,081,897**	**25,784,719**	**6.1%**	**1.1%**
Middle-market	**8,555,611**	**8,641,652**	**8,511,500**	**0.5%**	**(1.0%)**
Corporate Investment banking (CIB)	**2,943,347**	**2,978,420**	**2,260,031**	**30.2%**	**(1.2%)**
Others[2]	**250,398**	**169,739**	**293,438**	**(14.7%)**	**47.5%**
Total loans[3,4]	**39,117,909**	**38,871,708**	**36,849,688**	**6.2%**	**0.6%**

1. Includes consumer loans, residential mortgage loans, SME loans and other commercial loans to individuals at amortized cost. See note 13 of the financial statements
2. Others includes other non-segmented loans and interbank loans. See note 6 of the financial statements.
3. Total gross loans at amortized cost.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

During the quarter, the CIB segment decreased 1.2% QoQ influenced by translation gains caused by the appreciation of the peso in the quarter (6.5% QoQ). The increase of 30.2% YoY responds to various successful large short-term loan operations in 2022.

In the same way, the decrease in loans in our middle market segment (BEI) was 1.0% in the quarter. This was the segment most affected by the translation loss from dollar denominated loans as described above as the peso reappreciated in 1Q23. Our strategy with these segments continues to focus on overall profitability of these clients, concentrating on non-lending activities such as cash management and treasury products. Furthermore during the

quarter we launched specialized attention models for agriculture, automotive and multi-latina companies, where we aim to provide expert advice and drive growth in these industries going forward.

Retail banking loans grew 1.1% QoQ and 6.1% YoY. Consumer loans increased 1.1% QoQ and 6.3% YoY. This was driven by an increase of 1.3% QoQ in in credit cards.

Between the end of 2019 and 2021 credit card loans decreased 7.0% as clients reduced large purchases such as travel and hotels which fuels credit card loans. At the same time many clients paid off credit card debt with the liquidity obtained from government transfers and pension fund withdrawals. At the end of 2022, as household liquidity levels returned to normal and holiday travel resumed credit card loans began to grow again, increasing is total balance compared to pre pandemic levels.

Credit card loans


Ch$ bn
1,389
1,564
1,083
Mar/19
Mar/20
Mar/21
Mar/22
Mar/23

Origination of new mortgage loans has fallen as inflation and rates remain high. As for SMEs, the demand for new loans remains moderate after a strong increase in 2020 and 2021 for the Fogape and Fogape Reactiva loan programs. Given the above, the SME segment loan book decreased 3.1% QoQ and 23.0% YoY as SMEs repaid FOGAPE loans.

A new FOGAES program was launched by the government in April, in which the bank is participating. The programs objective is to support families in obtaining a mortgage loan for the purchase of their first home, and to support access to financing companies in the real estate and construction sectors. Also for 2023, the government announced a new Fogape scheme to provide state guarantees to reactivate lending to micro and small and medium companies.

Financial investments

Accounting financial information:

Financial investments

		YTD		Change %	
(Ch$ million)	**Mar-23**	**Dec-22**	**Mar-22**	**Mar-23/Mar-22**	**Mar-23/Dec-22**
Financial assets held for trading at fair value through profit or loss (Trading)	141,090	154,046	92,548	52.4%	(8.4%)
Financial assets at fair value through other comprehensive income (Available for sale)	6,542,873	6,023,039	4,022,574	62.7%	8.6%
Financial assets at amortised cost (Held-to-maturity)	4,755,740	4,867,591	4,732,869	0.5%	(2.3%)
Total	**11,439,703**	**11,044,677**	**8,847,990**	**29.3%**	**3.6%**

During the quarter, the Bank has continued to buy promissory notes from the Central Bank, taking advantage of the rise in short-term rates to improve the profitability of the investment portfolio. This explains the 3.6% QoQ rise in our financial investment portfolio. It is important to point out that our financial investment portfolio is only comprised of HQLA such as Central Bank bonds and notes, Chile sovereign bonds and U.S. treasuries.

Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral. The instruments used as collateral for the Central Bank lines have been highly rated loans and Central Bank bonds. As a result of these factors, in 2021, in Chilean GAAP and in line with IAS 39, the Bank reclassified Ch$4.7 billion of assets available for sale (AFS) to the investment portfolio Held to Maturity (HTM). The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with similar maturity. Currently the Bank has around two-thirds of the collaterals required in Central Bank bonds, higher than the industry average which is 45%. In the unlikely case that the Bank should need more liquidity, the Central Bank has the Permanent Liquidity Facility where we can sell these instruments at market value. The market value of this portfolio is Ch$4,403,482 million.

Total deposits increase 3.8% QoQ as Bank takes advantage of inverted yield curve

Accounting financial information:
Funding

	YTD			Change %	
(Ch$ million)	Mar-23	Dec-22	Mar-22	Mar-23/Mar-22	Mar-23/Dec-22
Demand deposits	13,806,513	14,086,226	16,880,011	(18.2%)	(2.0%)
Time deposits	14,265,830	12,978,790	10,159,808	40.4%	9.9%
Total Deposits	**28,072,343**	**27,065,015**	**27,039,819**	**3.8%**	**3.7%**
Mutual Funds brokered[1]	8,522,116	8,162,924	7,770,152	9.7%	4.4%
Bonds[2]	9,705,280	9,490,009	8,279,725	17.2%	2.3%
Central Bank lines	5,650,383	5,584,084	5,475,732	3.2%	1.2%
Liquidity coverage ratio[3]	182.3%	175.2%	146.4%		
Net stable funding ratio[3]	113.2%	116.0%	112.6%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated according to Chilean regulations

The last Central Bank hike was in October 2022 where the monetary policy rate (MPR) reached 11.25% probably concluding the cycle of increases and maintaining that level since. This rate increase and maintained at this high level has a direct impact on our funding mix.

The Bank's total deposits increased 3.7% QoQ and 3.8% YoY. The increase was driven by time deposits that increased 9.9% QoQ and 40.4% YoY, mainly in the CIB segment, due to the fact that the increase in rates led our clients to switch to more attractive deposits explaining the decrease of 2.0% QoQ and 18.2% YoY of demand deposits.

Bonds increased 17.2% YoY and 2.3% for the quarter. During1Q23, the Bank has issued bonds for UF1.1 million and Ch$ 258,340 million. In April we issued US$30 million, taking advantage of attractive opportunities in the various fixed income markets locally and abroad.

The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows as of March 31, 2023 was 182.3%, well above the minimum. At the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 113.2%, also well above the current legal minimum set for this ratio.

Total equity increases 6.1% YoY

Accounting financial information:

Equity

		YTD		Change %	
(Ch$ million)	**Mar-23**	**Dec-22**	**Mar-22**	**Mar-23/Mar-22**	**Mar-23/Dec-22**
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	2,815,170	2,815,170	2,561,789	9.9%	0.0%
Valuation adjustment	(220,237)	(167,147)	(445,904)	(50.6%)	31.8%
Retained Earnings:					
Retained earnings prior periods	836,990	28,339	774,959	8.0%	2853.5%
Income for the period	135,683	808,651	235,743	(42.4%)	(83.2%)
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(538,233)	(247,508)	(312,478)	72.2%	117.5%
Equity attributable to equity holders of the Bank	**3,920,676**	**4,128,808**	**3,705,411**	**5.8%**	**(5.0%)**
Non-controlling interest	113,615	109,564	98,298	15.6%	3.7%
Total Equity	**4,034,291**	**4,238,372**	**3,803,709**	**6.1%**	**(4.8%)**

Total equity reached Ch$4,034,291 million as of March 31, 2023, a decrease of 4.8% QoQ. In 1Q23, the Bank modified its dividend provisioning policy. Previously the Bank only provisioned a 30% payout despite a recurring 60% payout ratio. Beginning in 1Q23, the Bank provisioned for a 60% payout of 2022 earnings in line with the proposal approved by the Board in March 2023 and presented for approval to shareholder in April's Shareholders meeting. Compared to 31 March, 2022 total equity increased 8.2%, mainly due to the increase in net income and a lower loss of the valuation accounts, decreasing by 50.6% due to a better result of inflation hedges as inflation breakeven levels descended.

On April 19, 2023, shareholders approved a dividend of Ch$2.57469221 per share or 60% of 2022 net income attributable to shareholders. This is a total payment of Ch$ 485,191 million distributed as dividend, with a dividend yield of 6.8%.

CET1 reaches 10.5% and ROE of 13.3% in 3M23.

Non-accounting financial information:

Capital adecuacy and ROAE

		YTD		Change %	
(Ch$ million)	Mar-23	Dec-22	Mar-22	Mar-23/Mar-22	Mar-23/Dec-22
Core Capital (CET1)	4,015,590	4,212,916	3,494,580	14.9%	(4.7%)
AT1	744,073	779,997	971,832	(23.4%)	(4.6%)
Tier I	**4,759,663**	**4,992,913**	**4,466,412**	6.6%	(4.7%)
Tier II	1,767,221	1,766,133	1,310,419	34.9%	0.1%
Regulatory capital	**6,526,885**	**6,759,047**	**5,776,831**	**13.0%**	**(3.4%)**
Market risk weighted assets	5,444,649	5,554,604	3,316,895	64.1%	(2.0%)
Operational risk weighted assets	4,324,669	4,070,594	29,019,932	(85.1%)	6.2%
Credit risk weighted assets	28,617,629	28,401,718	5,599,484	411.1%	0.8%
Risk weighted assets	**38,386,948**	**38,026,916**	**37,936,312**	**1.2%**	**0.9%**
Core Capital ratio	**10.5%**	**11.1%**	**9.2%**		
Tier I ratio	12.4%	13.1%	11.8%		
Tier II ratio	4.6%	4.6%	3.5%		
BIS ratio	**17.0%**	**17.8%**	**15.2%**		
Leverage[1]	**6.4%**	**6.9%**	**5.7%**		
Quarterly ROAE	**13.3%**	**10.1%**	**25.6%**		
YTD ROAE	**13.3%**	**21.6%**	**25.6%**		

[1] Leverage: Core Capital / Regulatory total assets, according to FMC standards.

Risk-weighted assets (RWA) increased 1.2% YoY and 0.9% QoQ. We are actively seeking to lower our market risk through netting and novation of our derivatives portfolio leading to a 2.0% QoQ decline in market risk-weighted assets. At the same time, core capital increased 14.9% YoY due to higher results and an improvement in valuation adjustments and a decreased of 4.7% QoQ due to the change in the dividend provision policy mentioned above. As a result, our CET1 is 10.5% and the total BIS III ratio 17.0% at the end of March 2023. The Bank's ROAE was 13.3% in 1Q23 compared to 10.1% in 4Q22, due to higher net income and a decrease in total equity.

Results

Income from interests and inflation readjustments remains stable QoQ

Accounting financial information:

Income from interest and readjustment

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	**Mar-23**	**Mar-22**	**Mar-23/ Mar-22**	**1Q23**	**4Q22**	**1Q22**	**1Q23/ 1Q22**	**1Q23/ 4Q22**
Net interest income[1]	**175,345**	**221,808**	**(20.9%)**	**175,345**	**130,093**	**221,808**	**(20.9%)**	**34.8%**
Net readjustment income[2]	**101,537**	**205,658**	**(50.6%)**	**101,537**	**146,845**	**205,658**	**(50.6%)**	**(30.9%)**
Total net income from interest and readjustment	**276,881**	**427,466**	**(35.2%)**	**276,881**	**276,938**	**427,466**	**(35.2%)**	**(0.0%)**

1. Net interest income from all interest earning assets and liabilities that are not linked to inflation (UF) and financial cost of cash flow hedges.
2. Net interest income from assets and liabilities indexed to inflation (UF) and financial cost of inflation hedge accounting

Non-accounting financial information:

Net interest margin indicators

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	**Mar-23**	**Mar-22**	**Mar-23/ Mar-22**	**1Q23**	**4Q22**	**1Q22**	**1Q23/ 1Q22**	**1Q23/ 4Q22**
Average interest-earning assets	49,616,961	46,154,927	7.5%	49,616,961	49,690,494	46,154,927	7.5%	(0.1%)
Average loans	38,940,179	36,736,269	6.0%	38,940,179	39,055,060	36,736,269	6.0%	(0.3%)
Avg. net gap in inflation indexed (UF) instruments[1]	5,078,368	8,348,914	-39.2%	5,078,368	6,121,130	8,348,914	(39.2%)	(17.0%)
Interest earning asset yield[2]	8.6%	6.5%		8.6%	8.9%	6.5%		
Cost of funds[3]	6.8%	2.9%		6.8%	7.1%	2.9%		
Net interest margin (NIM)[4]	**2.2%**	**3.7%**		**2.2%**	**2.2%**	**3.7%**		
Inflation rate[5]	1.3%	2.4%		1.3%	2.5%	2.4%		
Central Bank reference rate	11.3%	7.0%		11.3%	11.3%	7.0%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Year to date net interest income and readjustments (NII) as of March 2023 decreased by 35.2% compared to the same period in 2022. This decrease in NII was mainly due to higher funding costs due to the higher MPR and a lower carry earned over our fixed rate financial investments. This was partially offset by a higher rate earned over average generating assets due to higher inflation and higher spread earned over deposits.

For the three-month period ended March 31, 2023, the variation in the UF reached 1.3% compared to 2.4% for the same period in 2022. Given these conditions, the Bank actively decreased the difference between assets generators of interest indexed to the UF and liabilities indexed to the UF, which reached Ch$ 5,078,368 million on average as of March 2023. This lower UF inflation led to a decrease of 50.6% in net income from readjustments in 3M23 compared to the same period in 2022.

During the first quarter of 2023, the Central Bank maintained the MPR at 11.25%, considerably higher than the 7.0% at the end of March 2022. The Bank has a shorter duration of interest-bearing liabilities than interest-bearing assets, and therefore, when rates rise sharply, our liabilities re-price faster than our assets, pushing margins down. Net interest income, which excludes the portion of assets and liabilities linked to inflation, decreased 20.9% in 3M23 compared to 3M22. Given all of the above, the NIM reached 2.2%, lower than the 3.7% as of March 2022.

In 1Q23, total NII remained stable compared to 4Q22. The variation of inflation measured by the variation of the UF was 1.3% in the quarter compared to 2.5% in 4Q22, explaining the 30.9% decrease in net income from readjustments in 1Q23 compared to 4Q22. The monetary policy remained at 11.25% for both quarters and the Bank has actively been reducing the cost of funds and net interest income, which excludes the portion of assets and liabilities linked to inflation increased 34.8%. Overall this led the NIM to remain to 2.2% in 1Q23.

We expect inflation to continue to slow down in coming quarters and consequently for the Central Bank to start to lower the MPR during 2023. For this reason, our NIM expectation for 2023 is a recovery as the short-term interest rates fall and should close 2023 with a NIM of 2.4% for the full year.

Cost of credit at 1.2% YTD and coverage at 185.5% as asset quality continues to normalize

Accounting financial information:

Provisions

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	**Mar-23**	**Mar-22**	**Mar-23/ Mar-22**	**1Q23**	**4Q22**	**1Q22**	**1Q23/ 1Q22**	**1Q23/ 4Q22**
Provisions for credit risk for interbank loans and loans[1]	(132,039)	(86,614)	52.4%	(132,039)	(137,148)	(86,614)	52.4%	(3.7%)
Special provisions for credit risk[2]	(1,354)	(2,918)	(53.6%)	(1,354)	(4,657)	(2,918)	(53.6%)	(70.9%)
Gross provisions	**(133,393)**	**(89,531)**	**49.0%**	**(133,393)**	**(141,806)**	**(89,531)**	**49.0%**	**(5.9%)**
Recovery of written-off loans	20,314	18,100	12.2%	20,314	24,688	18,100	12.2%	(17.7%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,169)	(15)	7634.4%	(1,169)	(166)	(15)	7634.4%	603.8%
Provisions for credit risk	**(114,249)**	**(71,447)**	**59.9%**	**(114,249)**	**(117,284)**	**(71,447)**	**59.9%**	**(2.6%)**

1. Includes write-offs.
2. Includes additional voluntary provisions and provisions for contingent loans.

Non- accounting financial information:

Asset quality indicators and cost of credit

	YTD		Quarterly		
	Mar-23	Mar-22	1Q23	4Q22	1Q22
Cost of credit[1]	**1.20%**	**0.78%**	**1.17%**	**1.20%**	**0.78%**
Expected loss ratio (LLA / total loans)	**2.7%**	**2.6%**	**2.7%**	**2.7%**	**2.6%**
NPL ratio (90 days or more overdue/ total loans)	**1.9%**	**1.2%**	**1.9%**	**1.8%**	**1.2%**
Impaired loan ratio (impaired loans / total loans)	**5.1%**	**4.5%**	**5.1%**	**4.8%**	**4.5%**
Coverage of NPLs[2]	**185.5%**	**278.6%**	**185.5%**	**185.3%**	**278.6%**

1. Annualized provision expense divided by average loans.
2. Balance sheet provisions include additional provisions over non-performing loans

During the Covid-19 pandemic, asset quality benefited from state aid and the pension fund withdrawals leading to a positive evolution of asset quality. As the economy slows down and excess household liquidity returns to

normal levels, asset quality levels are gradually returning to pre-pandemic levels. This was visible in the 1Q and the non-performing loan (NPL) ratio increased from 1.2% in 1Q22 to 1.8% in 4Q22 to 1.9% in 2023. The impaired loan ratio, which includes loans that are 90 days or more overdue and loans that have been renegotiated increased from 4.5% in 1Q22 to 4.8% in 4Q22 to 5.1% in 1Q23. Meanwhile the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.7% in 1Q23.

Provisions for credit risks totaled Ch$114,249 million in the three-month period ended March 31, 2023, an increase of 59.9% compared to the same period in 2022, while the cost of credit increased from 0.8% in 3M22 to 1.2% in 3M23. This increase is mainly explained by higher constitution of provisions due to the increase in non-performing loans.

In the quarter, provisions for credit risk decreased slightly by 2.6% compared to 4Q22. Provisions for credit risk for banks and loans and accounts receivable from customers decreased 3.7% QoQ as loan growth remained subdued in the quarter, growing only 0.6% in the quarter. With these results, the cost of credit in 1Q23 remained at 1.2% compared to 4Q22 and the coverage ratio of NPLs, including voluntary provisions, also remained stable at 185.5% in 1Q23, including Ch$293 billion in voluntary provisions set aside by our Board in 2020-2022.

Accounting financial information:

Provisions for credit risk by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Consumer loans	(66,431)	(7,460)	790.5%	(66,431)	(158,218)	(7,460)	790.5%	(58.0%)
Commercial loans	(30,032)	(31,573)	(4.9%)	(30,032)	48,041	(31,572)	(4.9%)	(162.5%)
Residential mortgage loans	(17,786)	(32,415)	(45.1%)	(17,786)	(7,107)	(32,415)	(45.1%)	150.2%
Total Provision for loan losses	**(114,249)**	**(71,448)**	**59.9%**	**(114,249)**	**(117,284)**	**(71,447)**	**59.9%**	**(2.6%)**

Provisions for credit losses for consumer loans increased 790.5% in 3M23 compared to the same period in 2022. The consumer NPL ratio increased from 1.0% in March 2022 to 2.1% in March 2023, which resulted in a decrease in coverage from 520.1% to 411.3%. The rise in NPLs in consumer lending is mainly related to household liquidity levels gradually returning to post-pandemic levels and a weaker economy. This has mainly affected clients who were already impaired pre-pandemic. For this reason the total consumer's impaired ratio increased at a much slower pace rising from 3.1% as of March 2022 to 3.8% in March 2023.

Following the Board's approval, in 2022, Ch$8 billion of voluntary provisions were established to bolster coverage in the consumer loan book in light of weaker expected economic trends in 2023. In addition, in September 2022, the Board of Directors approved transferring the amount of Ch$120,000 million from voluntary provisions of the

commercial portfolio to voluntary provisions of the consumer portfolio, in four equal installments of Ch$30,000 million, starting with the first one in September 2022. This was done in order to cover for the expected rise in consumer loan loss provisions as result of the new standardized provisioning model being formulated by the CMF. Compared to 4Q21, net provisions for consumer loans decreased 58.0% in 1Q23 compared to 4Q22 due to the allocation of additional provisions described above.

Commercial loan provision expense decreased 4.9% YoY in the three months ended March 31, 2023 with the commercial NPL ratio increasing from 1.7% in 3M22 to 2.6% in 3M23 and the commercial loan impaired ratio increased from 6.1% in 3M22 to 7.3% in 3M23. This was mainly due to a weakening macro-environment. In addition, in 12M22 a net transfer of Ch$120,000 million of voluntary provisions to the consumer loan book was reflected in the net provision expenses for the commercial portfolio. With this, the coverage ratio of NPLs of this portfolio reached 165.4% as of March 2023.

Compared to 4Q22, total provisions for loan losses for commercial loans in 1Q23 totaled Ch$ 30,082 million compared to a release of Ch$48,041 million in 4Q22. This was mainly due to the reclassification of voluntary commercial loan loss reserves to the consumer loan book, as described above, in 4Q22. The commercial NPL rate increased from 2.5% in 4Q22 to 2.6% in 1Q23, while the impaired portfolio rate increased from 7.0% in 4Q22 to 7.3% in the quarter as the economy slowed down.

Net provisions for the mortgage portfolio decreased by 45.1% in 3M23 compared to the same period in 2022. Compared to 4Q22, net provisions for mortgage loans increased 150.2% in 1Q23. As household liquidity levels have normalized and as inflation has risen, the mortgage NPL rate increased from 0.6% in 3M22 to 1.2% as of December 2022 to then decrease to 1.0% as of March 2023. On the other hand, the impaired ratio of mortgage loans increased from 2.9% in March 2022 to 2.7% in December 2022 to 3.1% in March 2023. The coverage ratio of mortgage NPLs reached 87.1% as of March 31, 2023.

For more information on credit risk and asset quality see Section 6: Risk.

Fees increase 33.8% compared to the same period in 2022 driven by growth in client base, successful digital product innovations and higher usage

Fee income increased 33.8% in the three months ended March 31, 2023 compared to the same period in 2022 and increased 20.0% in 1Q23 compared to 4Q22. Fees in the quarter continued to show healthy signs of growth driven by increased customer base and higher product usage. By product, the evolution of fees was the following:

Accounting financial information:

Fees by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Card fees	33,886	25,499	32.9%	33,886	30,019	25,499	32.9%	12.9%
Asset management	14,304	13,178	8.5%	14,304	14,647	13,178	8.5%	(2.3%)
Insurance brokerage	15,549	10,943	42.1%	15,549	13,459	10,943	42.1%	15.5%
Guarantees, pledges and other contingent op.	9,303	8,340	11.5%	9,303	8,679	8,340	11.5%	7.2%
Collections	16,166	14,049	15.1%	16,166	13,986	14,049	15.1%	15.6%
Current accounts	14,167	11,401	24.3%	14,167	14,339	11,401	24.3%	(1.2%)
Getnet	10,216	3,384	201.9%	10,216	9,987	3,384	201.9%	2.3%
Prepayment of loans	3,347	4,196	(20.2%)	3,347	2,449	4,196	(20.2%)	36.7%
Others	12,998	6,155	111.2%	12,998	744	6,155	111.2%	1646.5%
Total fees	**129,935**	**97,147**	**33.8%**	**129,935**	**108,309**	**97,147**	**33.8%**	**20.0%**

Fees and commissions from credit and debit cards increased 32.9% in 3M23 compared to the same period in 2022, and 12.9% in the quarter compared to 4Q22 due to the growth of our Santander Life and Superdigital cards, as well as increased use by all our card-using customers.

Getnet, our new acquisitions business that was launched in 1Q21, has continued to grow, reaching more than 177,570 POS machines and providing Ch$10,216 million in fee income in the quarter, an increase of 201.9% compared to 1Q22 and 2.3% compared to 4Q22.

Checking account fees increased by 24.3% in 3M23 compared to the same period in 2022 and decreased slightly by 1.2% in 1Q23 compared to 4Q22. Growth in account openings continued to grow strongly during the quarter. As of January 2023 (latest data available), in the last twelve months, Santander Chile registered net account openings of 418,909 compared to 1,344,807 net openings in the rest of the banking system. This indicates that until January 2023, Santander Chile represented 23.8% of all account openings in Chile. The overall current account market share of current accounts as of January 2023 was 27.9%. Additionally, this includes a strong increase in customer demand for US dollar current accounts. Customers can now digitally open a US dollar checking account through our Santander Life platform in a few easy steps. We have opened some 82,243 accounts in the last 12 months to reach a total of 214,743 checking accounts in dollars, reaching a total market share of 38.3% in these accounts.

Collection fees grew 15.1% in 3M23 compared to the same period of the previous year and 15.6% in 1Q23 compared to 4Q22 due to higher commissions for loan collections and the collection of insurance premiums related to loans. Insurance brokerage increased 42.1% in the three months ended March 31, 2023 compared to the same

period in 2022 and 15.5% in 1Q23 compared to 4Q22 driven by an increase in non-credit related insurance such as life insurance primarily due to the advances of our digital platforms that enable clients to search for and purchase these products online more easily.

Commissions for prepayment of loans decreased 20.2% in 3M23 compared to the same period in 2022 due to lower levels of commercial loans. Commissions for prepayment of loans increased 36.7% in 1Q23 compared to 4Q22 due higher level of prepayment on all loans.

Solid client treasury income with net financial results increasing 36.1% in 3M23.

Accounting financial information:

Net financial results

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	**Mar-23**	**Mar-22**	**Mar-23/ Mar-22**	**1Q23**	**4Q22**	**1Q22**	**1Q23/ 1Q22**	**1Q23/ 4Q22**
Financial assets and liabilities for trading	133,242	17,706	652.5%	133,242	100,797	17,706	652.5%	32.2%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(36,561)	14,092	(359.5%)	(36,561)	(18,443)	14,092	(359.5%)	98.2%
Changes, readjustments and hedge accounting in foreign currency	(19,309)	25,060	(177.1%)	(19,309)	(25,433)	25,060	(177.1%)	(24.1%)
Net financial results	**77,371**	**56,858**	**36.1%**	**77,371**	**56,922**	**56,858**	**36.1%**	**35.9%**

Net financial results recorded a gain of Ch$77,371 million in 3M23, an increase of 36.1% compared to 3M22, mainly due to higher gains from financial assets and liabilities for trading. In 1Q23, net financial results increased 35.9% compared to 4Q22, mainly due to strong gains in trading financial assets and liabilities. For a better understanding of these lines, they are presented by business area in the following table:

Non-accounting financial information:

Net financial results by business

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Client	72,295	54,487	32.7%	72,295	53,866	54,487	32.7%	34.2%
Non- client[1]	5,076	2,371	114.1%	5,076	3,055	2,371	114.1%	66.1%
Net financial results	**77,371**	**56,858**	**36.1%**	**77,371**	**56,922**	**56,858**	**36.1%**	**35.9%**

1. Non client treasury income. These results include interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Income from customer treasury services reached a profit of Ch$ 72,295 million as of 3M23, an increase of 32.7% compared to 3M22. Compared to 4Q22, customer treasury service income increased 34.2%. These better results reflect greater client demand for treasury products such as spot foreign exchange purchases, forward contracts, and derivatives due to high market volatility and the increases in the monetary policy rate. Non-customer treasury totaled a gain of Ch$ 5,076 million in 3M23 increasing 114.1% compared to 3M22 and 66.1% in the quarter compared to 4Q22. This was mainly due to better results from hedging inefficiencies.

Operating expenses decreased 1.2% YoY and 8.0% QoQ, demonstrating solid cost control in the quarter.

Operating expenses decreased 1.2% in 3M23 compared to the same period in 2022 and decreased 8.0% in 1Q23 compared to 4Q22 demonstrating the solid cost control in the quarter as the Bank continues to improve its productivity levels. The Bank's efficiency ratio reached 44.4% in 1Q23, up from 37.8% in 1Q22 as income growth was below cost growth but down from 52.4% in 4Q22. On the other hand, the ratio of costs to assets improved from 1.4% in 1Q22 to 1.3% in 4Q22 and 1Q23. The Bank continues to advance in the execution of its investment plan of US$260 million for the years 2022-2024 with a focus on digital initiatives both on the front and back-end.

Accounting financial information:

Operating expenses

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Personnel expenses	(97,214)	(97,546)	(0.3%)	(97,214)	(99,876)	(97,546)	(0.3%)	(2.7%)
Administrative expenses	(77,297)	(71,043)	8.8%	(77,297)	(83,751)	(71,043)	8.8%	(7.7%)
Depreciation and amortization	(36,047)	(31,614)	14.0%	(36,047)	(33,816)	(31,614)	14.0%	6.6%
Other operating expenses	(6,769)	(19,686)	(65.6%)	(6,769)	(18,773)	(19,686)	(65.6%)	(63.9%)
Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	**(217,327)**	**(219,889)**	**(1.2%)**	**(217,327)**	**(236,215)**	**(219,889)**	**(1.2%)**	**(8.0%)**

Non- accounting financial information:

Other indicators of productivity and efficiency

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Branches	**278**	**324**	**(14.2%)**	**278**	**286**	**324**	**(14.2%)**	**(2.8%)**
Traditional	174	219	(20.5%)	174	182	219	(20.5%)	(4.4%)
WorkCafé	74	69	7.2%	74	74	69	7.2%	--%
WorkCafé Expresso	4	0	100.0%	4	0	0	100.0%	100.0%
Middle market centers	7	7	--%	7	7	7	0.0%	--%
Select	5	9	(44.4%)	5	6	9	(44.4%)	(16.7%)
Employees	**9,477**	**9,854**	**(3.8%)**	**9,477**	**9,389**	**9,854**	**(3.8%)**	**0.9%**
Efficiency ratio[1]	**44.4%**	**37.8%**	**-665bp**	**44.4%**	**52.4%**	**37.8%**	**-665bp**	**+795bp**
Volume per branch (Ch$ million)[2]	241,692	197,190	22.6%	241,692	230,548	197,190	22.6%	4.8%
Volume per employee (Ch$ million)[3]	7,090	6,484	9.3%	7,090	7,023	6,484	9.3%	1.0%
Costs / Assets[4]	1.3%	1.4%	+17bp	1.3%	1.3%	1.4%	+17bp	+6bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

Personnel expenses decreased 0.3% in 3M23 compared to the same period in 2022. These reductions were mainly explained by lower fixed salaries due to a slight reduction in management level positions in 1Q23. Total employees fell 3.8% compared to 1Q22 and increased 0.9% compared to 4Q22. Compared to 4Q22 personnel expenses decreased 2.7%, mainly due to seasonal factors. Productivity also continues to improve, volumes (loans plus

deposits) per branch increased 22.6% YoY and volumes per employee grew 9.3% YoY. This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers.

Administrative expenses increased 8.8% in 3M23 compared to the same period of 2022. Compared to March 2022, the value of the UF has increased by 12.1%, increasing expenses related to rental and other long-term contracts and services. In 1Q23 administrative expenses decreased 7.7% compared to 4Q22. This was due in part to seasonal factors, lesser marketing expenses and the 6.5% appreciation of the Chilean peso in the quarter, affecting expenses such as outsourced IT, communications and data processing that are denominated in dollars.

Amortization expense increased 14.0% in 3M23 compared to the same period in 2022 and increased 6.6% compared to 4Q22. This increase is explained by higher software amortization due to digital banking developments as part of our plan to improve productivity.

Other operating expenses decreased 65.6% in 3M23 compared to the same period in 2022 and decreased 63.9% in 1Q23 compared to 4Q22. This increase was mainly due to lower expenses in cybersecurity insurance as the Bank implemented various initiatives to improve security measures for online accounts and credit cards.

Other operating income, income from investments in companies and taxes

In these items we highlight the higher result from investments in companies due to the better results of Transbank in the quarter. As a reminder, we have a 25% stake in Transbank, and the Bank is in the process of selling their stake in this company. Our investment in Transbank was recognized as a discontinued operation since June 2019, but because the sale has been delayed, in 4Q21 the Bank re-recognized Transbank's results as Income from investments in associates.

Accounting financial information:

Other operating income and taxes

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Mar-23	Mar-22	Mar-23/ Mar-22	1Q23	4Q22	1Q22	1Q23/ 1Q22	1Q23/ 4Q22
Other operating income	544	221	145.7%	544	2,920	221	145.7%	(81.4%)
Income from investment in associates	1,542	1,360	13.4%	1,542	4,062	1,360	13.4%	(62.0%)
Results from non-current assets and non-continued operations	2,929	(900)	--%	2,929	1,896	(900)	--%	54.5%
Income tax	**(17,838)**	**(51,110)**	**(65.1%)**	**(17,838)**	**7,248**	**(51,110)**	**(65.1%)**	**(346.1%)**
Effective tax rate	**11.3%**	**17.6%**		**11.3%**	**(7.4%)**	**17.6%**		

Income tax expense in 3M23 totaled Ch$17,838 million, a decrease of 65.1% compared to the same period in 2022, mainly due to reduction in net income earned in the period. In 4Q22, there was an income tax gain due to the lower income earned and effect of the price level restatement of our capital base in the quarter. For tax purposes, our

capital must be updated by the CPI, therefore, when the CPI is high, the effective tax rate tends to be lower. In 1Q23 the income before tax increased 61.6% compared to 4Q22. The effective tax rate for 1Q23 was 11.3%.

Non-accounting financial information:

Taxes YTD[1]

Ch$ million	Mar-23	Mar-22	Change % Mar-23/Mar-22
Income before tax	157,627	290,816	**(45.8%)**
Price level restatement of capital[1]	(56,955)	(111,164)	48.8%
Other permanent differences, deferred taxes	(34,609)	9,645	--%
Adjusted income before tax	**66,063**	**189,297**	**(65.1%)**
Tax rate	27.0%	27.0%	+0bp
Income tax	**(17,838)**	**(51,110)**	**(65.1%)**
Effective tax rate	**11.3%**	**17.6%**	**-626bp**

1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

Section 5: Guidance

Given the above, the expectations of the Bank for volume growth, capital and income for 2023 are as follows:

Indicator	Guidance	Key factor
Loans	Approx. 5% growth	Economic growth and employment levels
NIM	Tighter margins due to delay in reduction of MPR. NIM of approx. 2.4% with robust client NIMs	Inflation rate and speed of MPR increases. Loan and funding mix.
Non- NII	Approx. 20% growth.	Client growth and product usage
Costs	Negative growth	Large improvements in productivity
Cost of credit	A cost of risk of 1.1%-1.2% with asset quality normalizing to pre-pandemic levels.	Increase in provisions and growth of loans. Evolution of economy and unemployment.
ROE	15-17%	Growth of income and equity.
CET1	Finishing the year > 10.5%	ROE, growth of equity and risk-weighted assets and dividend policy.

Section 6: Risks

The management of risks in 1Q23 has centered on preparing our risk structure for an expected slowdown in economic activity and a normalization of customer payment behaviour in 2023.

A. Credit risk

Estimation of expected loss:

The estimation of provisions is based on models of expected loss, in line with Chapter B1 of the FMC's Accounting Standards Compendium. The loan portfolio is divided into individually and collectively analyzed loans. Within each group, there are different provision models for consumer loans, mortgages, and commercial loans. The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss.


PROVISIONS
=
EXPOSURE
x
PROBABILITY OF NON-COMPLIANCE
x
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
Loss incurred once the customer is already in default, determined with historical data.

Provisions for individual assessments

According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail. The debtors' analysis is primarily focused on their creditworthiness. Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories: Normal, Substandard, and Impaired portfolio. For this assignation, several risk factors are considered: the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance. Thus, the portfolio assignations are:

- **Normal Portfolio:** it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

- **Substandard Portfolio:** it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
- **Impaired Portfolio:** it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity. This portfolio encompasses debtors who have stopped paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests; and any other debtor who is beyond 90 days overdue in their payment of interests or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss.

Portfolio	Debtor's Category	Probability of Default (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor. The provision rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Provision
C1	Up to 3%	2%
C2	3% to 20%	10%
C3	20% to30%	25%
C4	30% to 50%	40%
C5	50% to 80%	65%
C6	Above 80%	90%

All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B-2 of the CNC.

Provisions for group assessments

Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies. To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio. This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines). Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date.

The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer-portfolio model). This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables –such as default, external performance, and socio-demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days. After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV). Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated. This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans).

Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans. While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk.

The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal. It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness.

On April 27, 2022, in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20,000 UF and 0.2% of the group portfolio. The Bank has implemented this modification, generating a net impact of Ch$2,344 million in higher provisions for credit risk. During 2022, the FMC published a draft for a new standardized provisioning model for consumer loans for banks. While the final version is yet to be published, our initial estimate was a one-time expense of between Ch$ 100,000 million to Ch$ 150,000 million that can be covered with the voluntary provisions that already have been established in previous periods.

a)Loans and accounts receivable from customers March 31, 2023 (Ch$ million)	Assets before allowances						Established allowances					Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio		Total	Normal portfolio		Substandard portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,650,202	3,712,884	891,251	580,408	349,087	**13,183,832**	52,764	60,968	27,478	181,204	165,943	**488,357**	17,596	**505,953**	**12,677,879**
Chilean export foreign trade loans	801,539	7,253	40,265	10,484	1,667	**861,208**	12,009	216	2,293	7,166	1,378	**23,062**	-	**23,062**	**838,146**
Chilean import foreign trade loans	707,095	34,285	16,934	12,422	1,860	**772,596**	12,863	921	2,099	6,414	1,436	**23,733**	-	**23,733**	**748,863**
Foreign trade between third parties	1,113	-	-	-	-	**1,113**	16	-	-	-	-	**16**	-	**16**	**1,097**
Checking accounts debtors	75,115	39,209	14,305	2,624	7,442	**138,695**	1,300	1,267	1,472	1,266	5,500	**10,805**	-	**10,805**	**127,890**
Credi card debtors	39,068	91,749	3,559	1,183	8,503	**144,062**	963	3,089	422	619	6,197	**11,290**	-	**11,290**	**132,772**
Factoring transactions	731,169	37,426	11,017	4,163	5,048	**788,823**	8,366	850	426	2,006	2,109	**13,757**	-	**13,757**	**775,066**
Leasing transactions	919,632	190,516	128,840	70,578	9,206	**1,318,772**	3,659	4,671	2,129	9,759	6,396	**26,614**	37	**26,651**	**1,292,121**
Student loans	-	42,547	-	-	8,990	**51,537**	-	1,454	-	-	2,138	**3,592**	-	**3,592**	**47,945**
Other loans and accounts receivable	3,613	225,281	3,476	11,210	3,580	**247,160**	46	2,794	764	7,997	1,812	**13,413**	-	**13,413**	**233,747**
Subtotal	**10,928,546**	**4,381,150**	**1,109,647**	**693,072**	**395,383**	**17,507,798**	**91,986**	**76,230**	**37,083**	**216,431**	**192,909**	**614,639**	**17,633**	**632,272**	**16,875,526**
Mortgage loans															
Loans with letters of credit	-	1,365	-	-	72	**1,437**	-	3	-	-	23	**26**	-	**26**	**1,411**
Mortgage transferable mutual loans	-	1,700	-	-	199	**1,899**	-	4	-	-	75	**79**	-	**79**	**1,820**
Mortgage mutual loans financed through mortgage finance bonds	-	84,565	-	-	2,423	**86,988**	-	136	-	-	284	**420**	-	**420**	**86,568**
Other mortgage mutual loans	-	15,369,057	-	-	494,501	**15,863,558**	-	30,793	-	-	88,490	**119,283**	-	**119,283**	**15,744,275**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	70,914	-	-	5,073	**75,987**	-	208	-	-	1,461	**1,669**	-	**1,669**	**74,318**
Subtotal	-	**15,527,601**	**-**	**-**	**502,268**	**16,029,869**	**-**	**31,144**	**-**	**-**	**90,333**	**121,477**	**-**	**121,477**	**15,908,392**
Consumer loans															
Installment consumer loans	-	3,449,897	-	-	168,868	**3,618,765**	-	118,397	-	-	101,790	**220,187**	-	**220,187**	**3,398,578**
Current account debtors	-	147,172	-	-	7,215	**154,387**	-	8,534	-	-	5,656	**14,190**	-	**14,190**	**140,197**
Credit card debtors	-	1,538,477	-	-	25,465	**1,563,942**	-	42,585	-	-	20,043	**62,628**	-	**62,628**	**1,501,314**
Consumer leasing transactions	-	2,501	-	-	24	**2,525**	-	28	-	-	19	**47**	-	**47**	**2,478**
Other loans and accounts receivable	-	233	-	-	745	**978**	-	37	-	-	580	**617**	-	**617**	**361**
Subtotal	**-**	**5,138,280**	**-**	**-**	**202,317**	**5,340,597**	**-**	**169,581**	**-**	**-**	**128,088**	**297,669**	**-**	**297,669**	**5,042,928**
TOTAL	10,928,546	25,047,031	1,109,647	693,072	1,099,968	38,878,264	91,986	276,955	37,083	216,431	411,330	1,033,785	17,633	1,051,418	37,826,846

Credit quality of debtors

At the end of March 2023 the NPL ratio continued to increase after historically low levels of 1.2% as of March 2022 to 1.8% as of December 2022 to 1.9% as of March 2023. At the same time, the impairment ratio ended at 51% in March 2023, up from 4.8% in December 2022 and 4.5% in March 2022. As household liquidity normalizes following withdrawals from pension funds and emergency family income in 2021 and the economy begins to slowdown, asset quality is expected to return to pre-pandemic levels. The coverage ratio, including additional provisions, reached 185.5% in March 2023 and the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.7%.

Asset credit quality

Ch$ million	Mar-23	Dec-22	Mar-22	Var % Mar-23/ Mar-22	Var % Mar-23/ Dec-22
Total loans[1]	38,911,136	38,729,401	36,771,052	5.8%	0.5%
Loan loss allowances (LLAs)[2]	(1,051,463)	(1,036,561)	(966,603)	8.8%	1.4%
Non-Performing Loans[3] (NPLs)	**724,936**	**717,411**	**439,530**	**64.9%**	**1.0%**
Consumer NPLs	109,814	86,052	52,478	109.3%	27.6%
Commercial NPLs	456,067	439,508	301,971	51.0%	3.8%
Mortgage NPLs	159,055	191,851	85,082	86.9%	(17.1%)
Impaired loans[4]	**1,993,935**	**1,847,333**	**1,646,745**	**21.1%**	**7.9%**
Consumer impaired loans	202,317	179,593	156,948	28.9%	12.7%
Commercial impaired loans	1,289,350	1,245,676	1,085,268	18.8%	3.5%
Mortgage impaired loans	502,267	422,064	404,529	24.2%	19.0%
Expected loss ratio[5] (LLA / total loans)	**2.7%**	**2.7%**	**2.6%**		
NPL ratio (NPL / total loans)	**1.9%**	**1.8%**	**1.2%**		
Consumer NPL ratio	2.1%	1.6%	1.0%		
Commercial NPL ratio	2.6%	2.5%	1.7%		
Mortgage NPL ratio	1.0%	1.2%	0.6%		
Impaired loan ratio (impaired / total loans)	**5.1%**	**4.8%**	**4.5%**		
Consumer impaired ratio	3.8%	3.4%	3.1%		
Commercial impaired ratio	7.3%	7.0%	6.1%		
Mortgage impaired ratio	3.1%	2.7%	2.9%		
NPL coverage ratio[6]	**185.5%**	**185.3%**	**278.6%**		
Coverage ratio without mortgages[7]	213.1%	229.5%	313.7%		
Consumer coverage ratio[8]	411.3%	514.7%	520.1%		
Commercial coverage ratio[9]	165.4%	173.6%	277.9%		
Mortgage coverage ratio[10]	87.1%	64.4%	132.3%		

1. Includes interbank loans.
2. Adjusted to include Ch$ 293.000 million in additional provisions.
3. Amount includes gross loans with at least one installment 90 days overdue.
4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is

non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include Ch$ 293,000 million in additional provisions.

6. LLA / NPLs. Adjusted to include Ch$ 293,000 million in additional provisions.

7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes additional provision of Ch$122,000 billion in commercial and Ch$154,000 million in consumer portfolio.

8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$154,000 for consumer portfolio.

9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$122,000 million for commercial portfolio.

10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$17,000 million for mortgage portfolio.

Distribution by economic sector

The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.



Manufacturing 4%
Mining 1%
Electricity, gas, and water 2%
Agriculture and livestock 3%
Forestry 0%
Fishing 1%
Transport 2%
Communications 1%
Construction 2%
Trade 8%
Real estate services 7%
Services 14%
Other 0%
Mortgage 41%
Consumer 14%

B. Market risk

There are four significant market risks that may affect the Bank: liquidity, exchange rate, inflation, and interest rate. The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

Liquidity Risk

The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short-term fluctuations and long-term financing while adhering to regulatory internal liquidity requirements. It is also the area in charge of managing the Bank's balance sheet, particularly in regards to liquidity and sensitivity analysis. This area has the following functions, which are supervised and controlled by the ALCO and the Risk Division:

- Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
- To handle short-and long-term liquidity regulatory limits.
- Management of inflation risk.
- To manage the risk of local and foreign currency rates.

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units' liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank's Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these

deposits increases the Bank's liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

High-Quality Liquid Assets

High-Quality Liquid Assets (HQLA) are an essential component in liquidity risk management. They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market. According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of the March 31, 2023 the Bank's HQLA amounted to Ch$ 6,745,567 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury.

Liquid Assets (Consolidated Ch$ million)


Tier 2: Fixed income; 8,066
Tier 1: Available; 1,453,265
Tier 1: Fixed income; 5,424,452

In terms of liquidity, the main metrics that the Bank's Finance Division manages are:

1. Liquidity Coverage Ratio (LCR)
2. Net Stable Finance Ratio (NSFR)

LCR

Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities. As of March 31, 2023, this indicator for Banco Santander Chile was 182.3%, above the minimum. This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee.

Evolution of the LCR


148.9%
146.4%
153.3%
198.6%
175.2%
Mar/22
Jun/22
Sep/22
Dec/22
Mar/23

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of March 31, 2023, the NSFR was at 113.2%.

Evolution of the NSFR


113%
108%
116%
116%
113%
Mar/22
Jun/22
Sep/22
Dec/22
Mar/23

Interest rate risk: Bank book

For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and from this, mismatches occur when there are rate adjustments. To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to local and foreign currency. Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year.

	March 31, 2023	
	Effect in net interest income	Effect on capital
Financial management portfolio – local currency (in millions of Ch$)		
Loss limit	124.904	353.718
High	65.041	173.389
Low	15.459	42.870
Average	30.920	77.983
Financial management portfolio – foreign currency (in millions of U.S.$)		
Loss limit	142.983	158.870
High	9.983	91.935
Low	255	20.371
Average	3.920	39.898
Financial management portfolio – consolidated (in millions of Ch$)		
Loss limit	124.904	353.718
High	70.997	280.003
Low	16.516	67.702
Average	33.503	122.200

VaR trading portfolio

In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits, where it remained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits. The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	As of March 31, 2023 US$ million
Consolidated VAR	
High	7.29
Low	3.47
Average	4.76
Fixed-income investments	
High	7.03
Low	3.54
Average	4.64
Foreign currency investments	
High	3.23
Low	0.28
Average	**0.82**

Inflation risk

The bank has assets and liabilities that are readjusted according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF.


GAP UF
UF Gap (Ch$ mn)
10,127,324
5,818,955
5,170,640
Jan/20
Apr/20
Jul/20
Oct/20
Jan/21
Apr/21
Jul/21
Oct/21
Jan/22
Apr/22
Jul/22
Oct/22
Jan/23

Operational risk

In general, the indicator of operational risk events on operating income has remained stable and below the system average. As of March 31, 2023, operating loss increased 179.5% compared to the same period last year explained by an increase in fraud and labor related losses. A focus has been increased costs of cyberfrauds as the checking account base grows.

Losses from operational risks

	Mar-23	Mar-22	Mar-23/Mar-22
Fraud	1,988	203	878.4%
Labor related	1,582	1,341	18.0%
Client / product related	28	7	308.6%
Damage to fixed assets	37	15	137.6%
Business continuity / systems	79	36	119.8%
Processing	2,284	543	320.6%
Total	**5,998**	**2,146**	**179.5%**

Section 7: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Share performance

As of March 31, 2023

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 3M23

US$ million, Last Twelve Months



13.6
8.8
5.8
Mar-23
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2022)



BSAC
S&P
116.31
107.9
130
120
110
100
90
80
dic.-22
ene.-23
feb.-23
mar.-23

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2022)



BSAN
IPSA
105.54
103.7
1/12/22
31/1/23
28/2/23
31/3/23

Share Price

ADR Price (US$) 3M23

03/31/2023:	17.83
Maximum (03M23):	20.67
Minimum (03M23):	13.51

Local Share Price (Ch$) 3M23

03/31/2023	35.25
Maximum (3M22):	45.43
Minimum (3M22):	31.59

Stock Information

Market Capitalization:	US$8,400 million
P/E 12month trailing*:	8.3x
P/BV ((03/31/2023)**:	1.62
Dividend yield***:	6.8%

* Price as of March 31, 2023 / 12mth. earnings

** Price as of March 31, 2023 /Book value as of 03/31/2023

***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
Apr & Nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%

Annex 1: Strategy and Responsible Banking

Our strategy

Our success is based on our clear purpose, mission and style in everything we do.
We are building a more responsible bank.

For seven years, The Santander Way has been guiding employees in the organization. This model comprises mission, vision, values, risk culture, and behaviors.

Companies with a solid internal culture attract and retain talent and perform better. Behaviors have, therefore, 'evolved' in The Santander Way, enabling us to face future challenges marked by our attention to the customer.



Our purpose and mission
Our purpose
To help people and businesses prosper
Our mission
To be the best financial services company, acting responsibly and gaining the loyalty of our clients, shareholders, collaborators and communities
Our style
Simple, Personal and Fair
Our behaviors
T Think Customer
E Embrace Change
A Act Now
M Move together
S Speak up
Santander



Our strategic pillars...
CHILE FIRST
A Digital Bank with Work/Cafés...
...Based on state of the art technology and processes and collaborators centered on the customer
Specialization and added value for companies...
...with a differential value added service and offer for transactional products, FX and advisory
Sustained generation of new business opportunities...
...encouraging competition, looking for growth and leading the market in sustainable finance
An organization that is agile, collaborative and high performance...
...the best place to work in Chile, attracting, developing and retaining exceptional people based on merit
Santander

Responsible Banking

Santander has determined two fundamental challenges concerning responsible banking:

Challenge 1: New business environment

To establish a strong culture that enables the development of responsible banking. This culture must be resilient and able to adapt to the demands of a competitive and changing business environment. Achieving so involves building trust with stakeholders and fostering mutual support. To this end, a working culture has been established at Santander that can be summed up in three words:
Simple, Personal and Fair

Challenge 2: Inclusive and sustainable growth

To generate a broad vision of what inclusive growth means. It is necessary to go beyond meeting clients' needs and proactively advance concrete social goals. Doing so involves supporting entrepreneurs, creating businesses and jobs, strengthening local economies, advancing in financial inclusion, contributing to people's education and generating social investment programmes. Sustainable growth also drives the Bank's green finance initiatives.

The six Responsible Banking Principles define a global standard of what it implies to be a responsible bank and are aligned with the UN Sustainable Development Goals and the Paris Climate Agreement. These are:

Responsible Banking Principles

Alignment

To align business strategy with the needs of individuals and societal goals, observing the relevant national and international standards, such as the SDGs and the Paris agreement.

Impact

To establish and publish impact targets. To continuously increase the positive impacts and, at the same time, reduce the negative effects of the organisation's activities, products and services.

Clients

To work responsibly with clients to promote sustainable practices and enable economic activities that generate shared prosperity for future generations.

Interest groups

To consult, engage and collaborate proactively and responsibly with stakeholders to achieve societal goals

Governance and corporate culture

To have an effective corporate governance and responsible banking culture in place to better implement the principles.

Transparency and accountability

To periodically review the implementation of these principles and to be transparent and accountable for the positive and negative impacts of the organisation

10 Responsible Banking Goals

Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community.

Goals	Progress
1. **Be the best Company to work for in Chile.** We seek to maintain that leadership position.	For the fifth consecutive year, we received the Top Employer certification in January 2023.
2. **Increase the percentage of women in executive positions:** Achieve that 30% of women are in managerial positions by 2025.	Currently 31% of women are in managerial positions.
3. **Eliminate the gender pay gap:** Our goal is to eliminate the gender pay gap by 2025. The Seal Iguala Conciliación from the Ministry of Gender and Equity gives us a pathway to advance forward.	We currently have a gender pay gap of 2.4%
4. **Work to financially empower people:** Through our financial products such as Life we want to empower four million people by 2025.	Between 2019 and December 2022 we have financially empowered 2,715,999 people.
5. **Grant sustainable financing to clients:** To provide green finance to clients by mobilising USD 1.5 billion by 2025	By year-end of 2022, we have US$230 million in green financing. In 2Q22 the Santander Group published our ESG framework, facilitating the issuance of ESG bonds going forward.
6. **Increase energy from renewable sources**: To achieve 100% of energy from NCRE by 2025.	28% of our energy comes from renewable sources in 2022.
7. **Be carbon neutral:** We are part of the Group's goal to be carbon neutral by 2050. Our goal is to be carbon neutral by 2025, without the need to compensate for our carbon footprint through carbon bonds. Carbon neutral by 2050 for all three scopes.	Sin 2019 we mitigate 100% of our carbon footprint. Now we are in the process of classifying our loan book in order to measure the carbon footprint of our clients.
8. **Eliminate single-use plastic waste in corporate buildings and branches.**	In 2021 we eliminated 100% of our single-use plastic waste.
9. **Bestow scholarships, internships, and programs for entrepreneurs:** We want to grant 13,500 scholarships, internships and entrepreneur programs between 2019 and 2024.	Since 2019 to December 2022 we granted 15,881 education and entrepreneur scholarships in Chile.
10. **Support people through community aid programs:** In social themes between 2019 and 2024 we want to support more than 500,000 people through our community programs.	Between 2019 and December 2022 we have supported 394,356 people through education programs and other means of support to benefit people in vulnerable situations.

ESG Indicators

As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 78 points, and in the 96th percentile.

vigeo eiris


62
100
Advanced

MSCI


MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA
LAST UPDATE: April 09, 2021

SUSTAINALYTICS


ESG Risk Rating
Date of Last Annual Update Jul/2021
15.0 Low Risk
Negligible
Low
Medium
High
Severe
0-10
10-20
20-30
30-40
40+

FTSE4Good

Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks.

S&P IPSA ESG

SAM
Now a Part of S&P Global

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third highest weight.

Our stakeholders

Clients

We want to offer innovative, sustainable financial solutions that have purpose and excellence while providing the best experience, earning our clients' loyalty.
Focus: Experience | Consultancy | Digital | Scale

Main KPIs

	2020 Results	2021 Results	2022 Results	March 2023
NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	57% Top 2 (Gap of 1 with first place)	56 Top 2 (Gap of 3 with first place)
Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	3,910,094 (- 5.0% YoY)	3,720,147 (-11.1%YoY)
Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	855,156 (+2.7% YoY)	831,953 (+0.2% YoY)
Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,981,540 (-1.8% YoY)	2,001,980 (0.3% YoY)

Note: Comparison and year-on-year growth

Current account market share remains strong at 27.9%

As a result of our efforts, the market share of the Bank in current accounts continues strong. According to the latest information available, as of February, our market share of current accounts reached 27.9% in current accounts. These numbers do not include Superdigital since these are categorized as debit cards. Furthermore, with the volatility in the exchange rate, we have seen increasing demand from clients for US$ current accounts. As of February 2023, we have a market share of 38.3% and we opened some 214,743 US$ current accounts during the year.

Total clients are decreasing as the Bank is actively closing unused accounts, however our digital clients grew 1.0% in the quarter thanks to the success of our digital initiatives.



Total clients
-11.1%
-4.9%
4,183
3,910
3,720
Mar-22
Dec-22
Mar-23
Digital clients
+0.3%
+1.0%
1,996
1,982
2,002
Mar-22
Dec-22
Mar-23
Loyal clients
+0.2%
-2.7%
831
855
832
Mar-22
Dec-22
Mar-23

Number of thousands of clients

Life driving the opening of digital accounts



Total Life clients
+17%
Total clients
1,145,750
484,992
900,065
31,972
135,126
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. The total number of Life clients as of March 2023 increased 17.3% YoY and in the first quarter 2023 Life opened 47,784 current accounts reaching a total of 1,145,750 clients. Santander Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

The success of Getnet continues



Total Pos
177,570
68,168
157,641
11,456
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Accepts the following cards:
VISA

The entrance of Getnet in the acquiring market in Chile continues to show good results. The reception of clients has been high with over 177,570 POS installed for 153,633 clients, of which 91% are SMEs. Through Prospera, we have started selling mobile POS, a more compact POS, and currently we have sold over 1,450 of these mPOS.

Furthermore in 2Q22 Getnet launched ecommerce, attracting some 9,600 business with some Ch$ 5,686 million in sales in the month of March 2023. In total Getnet has more than Ch$556 billion in monthly sales through our POS. A key characteristic has been receiving the deposit of sales up to 5 times a day including weekends. Getnet generated fees for about Ch$10,216 million in 1Q23.

Prospera and Cuenta Pyme Life, our initiatives to bancarize SMEs and microentrepreneurs

According to a study by INE in 2019 there were some 745,000 formal microentrepreneurs. In the first quarter of 2022 we launched Prospera Cuenta Pyme Life, both initiatives to foster SME bankarization and supporting micro-entrepreneurs. Prospera is a simple current account to open without any minimum sales prerequisites for people that enables them to do transactions for their business easily. For a single payment of Ch$19,990 they receive a mobile POS that permits them to receive same day sale deposits and receive payments directly on their phone. Cuenta Pyme Life is for people that have a company open. In Chile, there is a government platform designed so any one can open a company in one day, without any hassles or tedious paperwork. These same companies that are opened quickly and digitally also look to open an account in the same manner, just like Cuenta Pyme Life which is 100% digital. The first six months are free and these new companies gain access to a current account and debit card as well as Office Banking, the transactional platform from companies. Both alternatives are unique in the market, focused on micro entrepreneurs that are quickly cross-sold through a current account, debit account and Getnet. In the future, these clients will also have access to loans.

We continue to grow our Work/Café branches

During the last year, we have opened 11 Workcafés, while we have closed 38 branches, including Select branches, aimed at higher income clients and traditional branches. In total, we currently have 286 branches, 12.3% less than last year.

In 4Q22 we launched Work/Café StartUp, an initiative that aims to offer an integrated solution to all the entrepreneurial needs, and especially to increase bank penetration, carry out pilot programs with the Bank and even offer financing. It is directed at companies with that have three main characteristics. Firstly, for them to be initiating activities and presenting an accelerated growth, secondly that technology is part of the value proposal and thirdly that the proposals will be scalable to a real problem.

In 1Q23 we launched Work/Café Expresso, our new transaction centers with cashier or self-service services, a service desk, embossers for card printing and lockers for product delivery in the Work/Café format, where our clients can carry out their transactions in an efficient and safe environment, providing a better customer experience. These branches with state of the art technology will provide greater efficiencies in our management of cash, allowing us to continue to consolidate our branch network. Since its launch, these new branches have a Net Promoter Score of 96 and improved their overall perception of the Bank by 13 points.

Specialized corporate services

In our Middle-market bank we offer specialized services to institutions (such as governments, local councils, universities) and real estate companies.

Building on this experience, in March 2023 we also announced a new specialized business service model in the Middle-Market of corporates, with a special focus on the agricultural, automotive and "Multi-Latina" companies (Middle-market clients seeking to internationalize), which is based on two pillars: expert advice and financial solutions tailored to their needs.

Through this model we make available to our clients a commercial and risk team specialized in these industries, who are qualified to provide expert and comprehensive advice to promote the growth and development of these businesses by delivering a range of financial products and services tailored to their needs.

Más Lucas, 100% digital savings and sight account


Te presentamos la Cuenta
MÁS LUCAS
Santander

The first 100% digital on-boarding interest-bearing sight account and savings account for the mass market. This product does not charge maintenance or transaction fees and accumulate interest on a monthly basis based on average balance. We currently have a market share of around 8% in sight accounts in Chile and less than 2% in savings accounts (as of December 2022). In this way, the Bank aims to give better access to these simple banking products and strengthen Santander's commitment to financial inclusion. The account number for any client is 56 followed by the client's local ID number, very easy to remember. It will also include a new form of authentication through facial recognition without a password, called passwordless. The maximum balance and transfer amount is set at Ch$5 million.

Employees

We want to be the best company to work in Chile, committed to our SPF culture
Focus: Empathetic, committed, and flexible culture
| Leadership at the service of culture | Cultivate the vocation to learn

Main KPIs

	2020 Results	2021 Results	2022 Results	March 2023 Results
Commitment index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	94%	This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 82%	82%
Leadership index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	95%	This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 8.9/10.	8.9/10
Diversity		21.5% in leadership positions 1.2% with disability	31% in leadership positions 1.7% with disability	31% in leadership positions 1.7% with disability
Gender pay gap		2.5%	2.4%	2.4%

For more indicators on employees, please see the 10 Responsible Banking commitments.

Shareholders

We want to be a more profitable and sustainable bank with solid capital levels and optimal management of all risks.
Focus: Profitability and sustainability| Risks and capital

Main KPIs		2020 Results	2021 Results	2022 Results	March 2023 Results
Shareholders	ROE	14.5%	22.7%	21.6%	13.3%
	Efficiency	40% (Top 1)	40.1% (Top 1)[1]	42.8%[1]	44.4%
	Asset quality	NPL 1.4% (gap of 2 bps with Peer Group)	NPL 1.2% (gap of 17 bps with Peer Group)	1.8%	1.9%
	Solvency CET1	10.7%	9.6%	11.1% (Minimum 10% at year-end)	10.5%

1. Results for 2021 2022 and 2023, efficiency ratio is calculated as operational expenses divided by operational income.

Investor meetings

The Bank maintains constant communication with its analysts and investors. In the quarter, we had around 321 meetings. We started having once again physical meetings and attending conferences.

Community

We want to be recognized as a responsible bank committed to our community's well-being, encouraging environmental care and sustainable social development.
Focus: Environment | Social | Corporate governance

	2020 Results	2021 Results	2022 Results	March 2023 Results
Financial empowerment	921,779	1,693,277	2,715,999	2,715,999
Support people through community aid programs.	103,792	281,212	394,356	394,356
Green financing		US$47.3 million	US$230 million	US$230 million
Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets
BitSight Index	810	800	810	810

For more indicators on communities, please see the 10 Responsible Banking commitments.

Corporate governance

For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22.

For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website.

Latest events and material facts

Shareholders' meeting

In the Ordinary Shareholder's Meeting of Banco Santander Chile on April 19, 2023, along with the approval of the 2022 Consolidated Financial Statements, it was agreed to distribute 60% of earnings attributable to shareholders, which were Ch$808,651 million as of December 31, 2022. These earnings correspond to Ch$2,57469221 for each share. The remaining 40% were assigned to the Bank's reserves and/or accumulated results.

The following was also approved:

- Election of Board members
- Determination of Board remuneration
- Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the year 2023.
- Designation of local risk rating agencies Feller and ICR.
- Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2023.
- Give a report of the related party transactions.

Board of Directors

On March 14, 2023, in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19, 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60% of the retained earnings as of December 31, 2022 equivalent to Ch$2.57469221 per share and propose that the remaining 40% of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results.

On March 28, 2023, the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders' Meeting on April 19, 2023, when she was ratified as director.

Subsidiaries

In February 2023, the company PagoNxt Trade Chile SpA was created, whose corporate objective is the provision of data processing and transmission services, databases and resources (including hardware, software, documentation and operating personnel for data processing and transmission).

Bond issuances

In 2023, the Bank issued bonds for Ch$ 55,340,000,000. The detail of placements made during this year is included in Note No. 22 of the financial statements.

Series	Currency	Term	Annual Issuance rate	Issuance date	Placed date	Issued amount	Maturity date
A7	CLP	3.5	6.80%	02-02-2023	24-02-2023	55,340,000,000	01-08-2026

Others

On January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced a series of measures aimed at supporting individuals and SMEs, as well as strengthening the banking system. This includes encouraging the rescheduling of credits according to the commercial policies dictated by each bank and a

commitment from the banks to be participants in the support programs promoted by the State, such as Fogape and the housing construction program. Additionally, in that same instance, it was announced that the Transbank shareholder banks will begin the sale of their ownership in that company within the framework of the so-called four-part model in the payment system. More recently, Transbank's shareholders have chosen JP Morgan to advise on the transaction.

Recognitions

- Top Employers certification for 5th consecutive year
- Recognized by Latin Trade for commitment to sustainability in the Latin Trade Index Americas Sustainability Awards 2023
- Best for ESG banking in Chile by Euromoney

Material Facts:

06-01-2023	**Placement of securities in international and/or national markets** As of today, January 6, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 11/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows: - Series U-7 bonds, for a total amount of 3,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.52%. Additionally, dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 10/2016 dated August 11, 2016. The specific conditions of the aforementioned placement were as follows: - Series T-18 bonds, for a total amount of 75,000,000,000 pesos, maturing on December 1, 2027. The average placement rate of the securities was 6.52%.
11-01-2023	**Placement of securities in international and/or national markets** As of today, January 11, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Series AA-3 bonds, for a total amount of 13,600,000,000 pesos, maturing on September 1, 2030. The average placement rate of the securities was 5.95%.
12-01-2023	**Placement of securities in international and/or national markets** As of today, January 12, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Series AA-3 bonds, for a total amount of 1,150,000,000 pesos, maturing on September 1, 2030. The average placement rate of the securities was 5.79%.

17-01-2023	**Placement of securities in international and/or national markets** As of today, January 17, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Series W-5 bonds, for a total amount of 310,000 UF, maturing on March 1, 2028. The average placement rate of the securities was 2.64%.
20-02-2023	**Placement of securities in international and/or national markets** As of today, February 20, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Series W-3 bonds, for a total amount of 70,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.38%.
21-02-2023	**Placement of securities in international and/or national markets** As of today, February 21, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Series W-3 bonds, for a total amount of 100,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.44%.
23-02-2023	**Placement of securities in international and/or national markets** As of today, February 23, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Series AA-7 bonds, for a total amount of 5,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 7.18%.
01-03-2023	**Placement of securities in international and/or national markets** As of today, March 1, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 15,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 7.40%.
10-03-2023	**Placement of securities in international and/or national markets** As of today, March 10, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

	- Bond BSTDA11222 of the Series AA-1, for a total amount of 25,000,000,000 CLP, maturing on December 1, 2028. The average placement rate of the securities was 6.87%.
14-03-2023	Ordinary meetings, citations, agreements and proposals. On March 14, 2023, in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19, 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60% of the retained earnings as of December 31, 2022 equivalent to Ch$2.57469221 per share and propose that the remaining 40% of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results.
15-03-2023	**Placement of securities in international and/or national markets** As of today, March 15, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA30922 of the Series AA-3, for a total amount of 85,250,000,000 CLP, maturing on September 1, 2030. The average placement rate of the securities was 6.22%.
16-03-2023	**Placement of securities in international and/or national markets** As of today, March 16, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 2,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.60%.
17-03-2023	**Placement of securities in international and/or national markets** As of today, March 17, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 2,500,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.55%.
23-03-2023	**Placement of securities in international and/or national markets** As of today, March 23, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 24,250,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.70%.
28-03-2023	Ordinary meetings, citations, agreements and proposals.

	On March 28, 2023, the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders' Meeting on April 19, 2023, when she was ratified as director.
29-03-2023	**Placement of securities in international and/or national markets** As of today, March 29, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 1,390,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.81%.
30-03-2023	**Placement of securities in international and/or national markets** As of today, March 30, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA70223 of the Series AA-7, for a total amount of 5,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.85%.

Subsequent events

12-04-2023	**Placement of securities in international and/or national markets** As of today, April 12, 2023, and with a settlement date of April 19, 2023, a bond in dollars was issued through our EMTN program for an amount of USD 30,000,000, maturing on April 19, 2024 at a placement rate of 5.837%.
20-04-2023	**Ordinary meetings, citations, agreements and proposals.** The shareholders of Banco Santander-Chile are informed that at the Ordinary Shareholders' Meeting held on April 19, 2023, the payment of a dividend of $2.57469221 per share was agreed, charged to the income for the year for 2022. The aforementioned dividend will be available to the shareholders as of April 26, 2023, at the Bank's Headquarters located at Bandera No. 140, Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country. Those who are registered in the Shareholders Registry at midnight on April 20, 2023 are entitled to this dividend. In accordance with the provisions of 44 of the General Banking Law, it is reported that at the Ordinary Shareholders' Meeting of Banco Santander-Chile, held on April 19, 2023, Mr. Claudio Melandri Hinojosa, Mr. Rodrigo Vergara Montes (Independent), Mr. Orlando Poblete Iturrate (Independent), Mr. Félix de Vicente Mingo (Independent), Mrs. María Olivia Recart Herrera (Independent), Mrs. Ana Dorrego de Carlos, Mr. Rodrigo Echenique Gordillo, Mrs. Lucia Santa Cruz Sutil and Mrs. Blanca Bustamante Bravo (Independent) were chosen as Directors; and Mr. Juan Pedro Santa María Pérez (Independent) and Mr. Alfonso Gómez Morales (Independent) as Alternate Directors.
24-04-2023	**Placement of securities in international and/or national markets** As of today, April 24, 2023, and with a settlement date of April 28, 2023, a yen bond was issued through our EMTN program for an amount of JPY 10,500,000,000, maturing on April 28, 2024 at a placement rate of 0.60%.

Annex 2: Balance sheet

Assets	Mar-23	Dec-22	Mar-23/ Dec-22
	Ch$ Million		% Chg.
Cash and deposits in banks	2,586,609	1,982,942	30.4%
Cash items in process of collection	865,384	843,816	2.6%
Financial assets for trading at fair value through earnings	11,631,884	11,827,007	(1.6%)
Financial derivative contracts	11,490,794	11,672,960	-1.6%
Financial debt instruments	141,090	154,046	-8.4%
Financial assets at fair value through other comprehensive income	6,542,873	6,023,039	8.6%
Financial debt instruments	6,336,100	5,880,733	7.7%
Other financial instruments	206,773	142,306	45.3%
Financial derivative contracts for hedge accounting	360,339	477,762	-24.6%
Financial assets at amortized cost	42,615,413	42,560,431	0.1%
Investments under resale agreements	-	-	--%
Financial debt instruments	4,755,740	4,867,591	-2.3%
Interbank loans, net	32,828	32,955	-0.4%
Loans and account receivables from customers-Commercial	16,875,526	17,684,589	-4.6%
Loans and account receivables from customers-Mortgage	15,908,392	15,729,010	1.1%
Loans and account receivables from customers-Consumer	5,042,928	5,282,812	-4.5%
Investments in associates and other companies	47,952	46,586	2.9%
Intangible assets	102,176	107,789	(5.2%)
Property, plant and equipment	185,707	189,364	(1.9%)
Assets with leasing rights	175,439	182,526	(3.9%)
Current taxes	51	315	(83.9%)
Deferred taxes	309,162	314,125	(1.6%)
Other assets	4,053,378	3,578,004	13.3%
Non-current assets and groups for sale	29,400	30,896	(4.8%)
TOTAL ASSETS	**69,505,768**	68,164,603	**2.0%**

LIABILITIES	Mar-23	Dec-22	Mar-23/ Dec-22
	Ch$ Million		% Chg.
Cash items in process of being cleared	791,211	746,872	5.9%
Financial liabilities for trading at fair value through earnings	11,126,412	11,319,320	(1.7%)
Financial derivative contracts	*11,126,412*	*11,319,320*	*(1.7%)*
Financial derivative contracts for hedge accounting	3,065,761	2,788,794	9.9%
Financial liabilities at amortized cost	45,053,552	43,704,023	3.1%
Deposits and other demand liabilities	*13,806,513*	*14,086,226*	*(2.0%)*
Time deposits and other time liabilities	*14,265,830*	*12,978,790*	*9.9%*
Obligations under repurchase agreements	*456,418*	*315,355*	*44.7%*
Interbank borrowings	*8,795,417*	*8,864,765*	*(0.8%)*
Issued debt instruments	*7,415,774*	*7,165,893*	*3.5%*
Other financial liabilities	*313,600*	*292,995*	*7.0%*
Obligations for leasing contracts	132,939	137,089	(3.0%)
Financial instruments of issued regulatory capital	2,289,506	2,324,116	(1.5%)
Provisions for contingencies	122,918	172,826	(28.9%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	538,233	247,508	117.5%
Special provisions for credit risk	331,990	331,519	0.1%
Current taxes	98,597	112,481	(12.3%)
Deferred taxes	1	1	84.6%
Other liabilities	1,920,355	2,041,682	(5.9%)
TOTAL LIABILITIES	**65,471,476**	**63,926,231**	**2.4%**
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	2,815,170	2,815,170	0.0%
Accumulated other comprehensive income	(220,237)	(167,147)	31.8%
Elements that will not be reclassified to earnings	518	597	(13.2%)
Elements that can be reclassified to earnings	(220,755)	(167,744)	31.6%
Retained earnings from prior years	836,990	28,339	2853.5%
Income from the period	135,683	808,651	(83.2%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(538,233)	(247,508)	117.5%
Total Shareholders' Equity	**3,920,676**	4,128,808	(5.0%)
Non-controlling interest	113,615	109,564	3.7%
EQUITY	**4,034,291**	4,238,372	(4.8%)
TOTAL LIABILITIES AND EQUITY	**69,505,768**	68,164,603	2.0%

Annex 3: Income Statement YTD

	Mar-23	Mar-22	Mar-23/Mar-22
	Ch$ Million		% Chg.
Interest income	923,500	515,447	79.2%
Interest expense	(748,155)	(293,639)	154.8%
Net interest income	**175,345**	**221,808**	**(20.9%)**
Readjustment income	148,464	235,295	(36.9%)
Readjustment expense	(46,928)	(29,636)	58.3%
Net readjustment income	**101,537**	**205,658**	**(50.6%)**
Net income from interest and readjustment	**276,881**	**427,466**	**(35.2%)**
Fee and commission income	209,176	172,129	21.5%
Fee and commission expense	(79,241)	(74,983)	5.7%
Net fee and commission income	**129,935**	**97,147**	**33.8%**
Financial assets not for trading	133,242	17,706	652.5%
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(36,561)	14,092	(359.5%)
Changes, readjustments and hedge accounting in foreign currency	(19,309)	25,060	(177.1%)
Net financial result	**77,371**	**56,858**	**36.1%**
Income from investments in associates and other companies	1,542	1,360	13.4%
Results from non-current assets and non-continued operations	2,929	(900)	(425.4%)
Other operating income	544	221	145.7%
Total operating income	**489,203**	**582,152**	**(16.0%)**
Personnel expenses	(97,214)	(97,546)	(0.3%)
Administrative expenses	(77,297)	(71,043)	8.8%
Depreciation and amortization	(36,047)	(31,614)	14.0%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(6,769)	(19,686)	(65.6%)
Total operating expenses	**(217,327)**	**(219,889)**	**(1.2%)**
Operating results before credit losses	**271,876**	**362,263**	**(25.0%)**
Expense for provisions established for credit risk of loans at amortized cost	(132,039)	(86,614)	52.4%
Expense for special provisions for credit risk	(1,354)	(2,918)	(53.6%)
Recovery of written-off loans	20,314	18,100	12.2%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,169)	(15)	7634.4%
Credit loss expenses	**(114,249)**	**(71,447)**	**59.9%**
Net income from ordinary activities before tax	**157,627**	**290,816**	**(45.8%)**
Income tax	(17,838)	(51,110)	(65.1%)
Consolidated income for the period	**139,789**	**239,706**	**(41.7%)**
Income attributable to shareholders	**135,683**	**235,743**	**(42.4%)**
Income attributable to non-controlling interest	4,106	3,963	3.6%

Annex 4: Quarterly results

	1Q23	4Q22	1Q22	1Q23/1Q22	1Q23/4Q22
		Ch$ Million		% Chg.	
Interest income	923,500	892,009	515,447	79.2%	3.5%
Interest expense	(748,155)	(761,916)	(293,639)	154.8%	(1.8%)
Net interest income	**175,345**	**130,093**	**221,808**	**(20.9%)**	**34.8%**
Readjustment income	148,464	215,858	235,295	(36.9%)	(31.2%)
Readjustment expense	(46,928)	(69,013)	(29,636)	58.3%	(32.0%)
Net readjustment income	**101,537**	**146,845**	**205,658**	**(50.6%)**	**(30.9%)**
Net income from interest and readjustment	**276,881**	**276,938**	**427,466**	**(35.2%)**	**(0.0%)**
Fee and commission income	209,176	196,063	172,129	21.5%	6.7%
Fee and commission expense	(79,241)	(87,754)	(74,983)	5.7%	(9.7%)
Net fee and commission income	**129,935**	**108,309**	**97,147**	**33.8%**	**20.0%**
Financial assets not for trading	133,242	100,797	17,706	652.5%	32.2%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(36,561)	(18,443)	14,092	(359.5%)	98.2%
Changes, readjustments and hedge accounting in foreign currency	(19,309)	(25,433)	25,060	(177.1%)	(24.1%)
Net financial result	**77,371**	**56,922**	**56,858**	**36.1%**	**35.9%**
Income from investments in associates and other companies	1,542	4,062	1,360	13.4%	(62.0%)
Results from non-current assets and non-continued operations	2,929	1,896	(900)	(425.4%)	54.5%
Other operating income	544	2,920	221	145.7%	(81.4%)
Total operating income	**489,203**	**451,047**	**582,152**	**(16.0%)**	**8.5%**
Personnel expenses	(97,214)	(99,876)	(97,546)	(0.3%)	(2.7%)
Administrative expenses	(77,297)	(83,751)	(71,043)	8.8%	(7.7%)
Depreciation and amortization	(36,047)	(33,816)	(31,614)	14.0%	6.6%
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(6,769)	(18,773)	(19,686)	(65.6%)	(63.9%)
Total operating expenses	**(217,327)**	**(236,215)**	**(219,889)**	**(1.2%)**	**(8.0%)**
Operating results before credit losses	**271,876**	**214,831**	**362,263**	**(25.0%)**	**26.6%**
Expense for provisions established for credit risk of loans at amortized cost	(132,039)	(137,148)	(86,614)	52.4%	(3.7%)
Expense for special provisions for credit risk	(1,354)	(4,657)	(2,918)	(53.6%)	(70.9%)
Recovery of written-off loans	20,314	24,688	18,100	12.2%	(17.7%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,169)	(166)	(15)	7634.4%	603.8%
Credit loss expenses	**(114,249)**	**(117,283)**	**(71,447)**	59.9%	(2.6%)
Net income from ordinary activities before tax	**157,627**	**97,548**	**243539**	**(35.3%)**	**61.6%**
Income tax	(17,838)	7,248	(51,110)	**(65.1%)**	**(346.1%)**
Consolidated income for the period	**139,789**	**104,797**	**239,706**	**(41.7%)**	**33.4%**
Income attributable to shareholders	**135,683**	**101,802**	**235,743**	**(42.4%)**	**33.3%**
Income attributable to non-controlling interest	**4,106**	**2,994**	**3,963**	**3.6%**	**37.1%**

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	1Q22	2Q22	3Q22	4Q22	1Q23
Loans					
Consumer loans	5,023,362	5,100,573	5,044,757	5,282,812	5,340,598
Residential mortgage loans	14,158,430	14,723,306	15,270,088	15,729,010	16,029,868
Commercial loans	17,667,895	18,408,272	18,609,122	17,826,895	17,714,571
Interbank loans	-	12	55	32,991	32,873
Total loans (including interbank and FVOCI)	**36,849,688**	**38,232,162**	**38,924,022**	**38,871,708**	**39,117,909**
Allowance for loan losses	(966,603)	(1,016,473)	(1,014,351)	(1,036,561)	(1,051,463)
Total loans, net of allowances	**35,883,085**	**37,215,690**	**37,909,671**	**37,835,147**	**38,066,446**
Deposits					
Demand deposits	16,880,011	15,725,629	14,512,729	14,086,226	13,806,513
Time deposits	10,159,808	11,893,299	13,776,219	12,978,790	14,265,830
Total deposits	**27,039,819**	**27,618,928**	**28,288,948**	**27,065,015**	**28,072,343**
Mutual funds (Off balance sheet)	7,770,152	8,012,866	8,362,061	8,162,924	8,522,116
Total customer funds	**34,809,971**	**35,631,794**	**36,651,009**	**35,227,939**	**36,594,459**
Loans / Deposits[1]	**101.9%**	**101.0%**	**101.2%**	**104.7%**	**101.0%**
Average balances					
Avg. interest earning assets	46,154,927	47,228,915	48,869,125	49,690,494	49,616,961
Avg. Loans	36,736,269	37,547,772	38,388,577	39,055,060	38,940,179
Avg. assets	61,608,984	65,505,470	71,982,431	71,541,662	68,951,373
Avg. demand deposits	17,222,806	16,629,112	14,935,651	14,383,079	14,012,059
Avg equity	3,676,692	3,606,745	3,635,859	4,013,043	4,074,672
Avg. free funds (demand plus equity)	20,899,498	20,235,856	18,571,510	18,396,122	18,086,732
Capitalization					
Risk weighted assets	36,483,249	38,370,970	39,153,192	38,026,916	38,386,948
Core capital (CET1)	3,803,709	3,690,712	3,969,002	4,212,916	4,015,590
AT1	908,830	1,023,706	1,064,596	779,997	744,073
Tier I	4,712,539	4,714,419	5,033,598	4,992,913	4,759,663
Tier II	1,426,781	1,499,637	1,546,571	1,766,133	1,767,221
Regulatory capital	6,139,321	6,214,056	6,580,169	6,759,047	6,526,885
Core Capital ratio	**10.4%**	**9.6%**	**10.1%**	**11.1%**	**10.5%**
Tier I ratio	**12.9%**	**12.3%**	**12.9%**	**13.1%**	**12.4%**
Tier II ratio	**3.9%**	**3.9%**	**4.0%**	**4.6%**	**4.6%**
BIS ratio	**16.8%**	**16.2%**	**16.8%**	**17.8%**	**17.0%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**3.7%**	**4.5%**	**3.0%**	**2.2%**	**2.2%**
Efficiency ratio[3]	37.8%	38.0%	46.2%	52.4%	44.4%
Costs / assets[4]	1.4%	1.6%	1.4%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	37.3%	35.2%	30.6%	28.9%	28.2%
Return on avg. Equity	**25.6%**	**31.7%**	**20.4%**	**10.1%**	**13.3%**
Return on avg. Assets	1.5%	1.7%	1.0%	0.6%	0.8%
Return on RWA	2.6%	2.9%	2.2%	1.3%	1.2%

Ch$ Million	1Q22	2Q22	3Q22	4Q22	1Q23
Asset quality					
Impaired loans[5]	**1,646,745**	**1,783,876**	**1,728,314**	**1,847,333**	**1,993,935**
Non-performing loans (NPLs)[6]	**439,530**	**559,508**	**655,007**	**717,411**	**724,936**
Past due loans[7]	262,225	274,705	282,369	300,101	327,818
Loan loss reserves	(966,603)	(1,016,473)	(1,014,351)	(1,036,561)	(1,051,463)
Impaired loans / total loans	4.5%	4.7%	4.4%	4.8%	5.1%
NPLs / total loans	1.2%	1.5%	1.7%	1.8%	1.9%
PDL / total loans	0.7%	0.7%	0.7%	0.8%	0.8%
Coverage of NPLs (Loan loss allowance / NPLs)	219.9%	181.7%	154.9%	144.5%	145.0%
Coverage of PDLs (Loan loss allowance / PDLs)	368.6%	370.0%	359.2%	345.4%	350.4%
Risk index (Loan loss allowances / Loans)[8]	2.6%	2.7%	2.6%	2.7%	2.7%
Cost of credit (prov expense annualized / avg. loans)	0.8%	1.0%	0.9%	1.2%	1.2%

Clients and service channels (#)					
Total clients	4,183,188	4,028,551	4,024,633	3,910,094	3,720,147
Digital clients	1,996,386	1,964,191	1,994,206	1,981,540	2,001,980
Branches	324	310	306	286	278
ATMs (includes depositary ATMs)	1,433	1,469	1,483	1,647	1,864
Employees	9,854	9,541	9,417	9,389	9,477

Market information (period-end)					
Net income per share (Ch$)	**1.25**	**1.52**	**0.98**	**0.54**	0.72
Net income per ADR (US$)	**0.64**	**0.66**	**0.41**	**0.25**	0.36
Stock price	44.31	37.05	33.82	33.95	35.25
ADR price	22.59	16.29	14.01	15.84	17.83
Market capitalization (USCh$ million)	10,661.00	7,750.00	6,788.77	7,462.00	8,400.00
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other Data					
Quarterly UF inflation rate[9]	2.4%	4.3%	3.5%	2.5%	1.3%
Central Bank monetary policy reference rate (nominal)	7.0%	9.0%	10.8%	11.3%	11.3%
Observed Exchange rate (Ch$/US$) (period-end)	784.19	922.12	969.28	849.59	794.35

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.